CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

14 December 2005

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 November 2005 till 30 November 2005, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

Encs

S:\Sec\ADR\2005\Ltr\November.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by Raffles Holdings Limited – "Ms Leong Wai Leong to step down as Deputy Chief Executive Officer and Mr Simon Yong to step down as Senior Vice President, Technical Services" dated 31 Oct 2005	2 Nov 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Clarifications to the announcement on the 3rd quarter financial statement for the nine months ended 30 September 2005 released on 28 October 2005" dated 31 Oct 2005	2 Nov 2005	For Public Relations Purposes
Announcement by Australand Property Group – "2005 update" dated 1 Nov 2005	2 Nov 2005	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand launches RiverEdge condominium in Tanjong Rhu"	2 Nov 2005	For Public Relations Purposes
News release by CapitaLand Limited – "Raffles International Leadership Lecture 2005"	4 Nov 2005	For Public Relations Purposes
Announcement by CapitaLand Commercial and Integrated Development Limited – "Interest payment relating to Floating Rate Notes Series 002 issued under the S$1 billion Multicurrency Medium Term Note Programme"	4 Nov 2005	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited – "Payment of management fee by way of issue of units in Capitamall Trust"	4 Nov 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "2005 Third Quarter financial statements announcement"	11 Nov 2005	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand's profit increases five-fold to S$443.8 million in 3Q 2005 boosting year-to-date profit to S$657.3 million"	11 Nov 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Presentation slides – CapitaLand 3Q 2005 results"	11 Nov 2005	SGX-ST Listing Manual
Announcement by Australand Property Group – "Australand announces a $78 million CMBS 'tap issue'"	11 Nov 2005	For Public Relations Purposes
News release by CapitaCommercial Trust Management Limited – "Market Street Car Park 50% pre-leased before the start of asset enhancement work"	11 Nov 2005	For Public Relations Purposes
News release by The Ascott Group Limited – "The Ascott Group Wins The Third International Travel Industry Award within Three Months"	14 Nov 2005	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Capital reduction by subsidiaries (a) Hollandale Realty Limited (b) Sims Place Realty Limited"	16 Nov 2005	SGX-ST Listing Manual
News release by The Ascott Group Limited – "Ascott voted 'Best Serviced Residence Brand' in China in Readers' Poll"	18 Nov 2005	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Distribution Per Unit and Payment Date"	18 Nov 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Tax Exempt (One-Tier) Dividend" dated 18 Nov 2005	21 Nov 2005	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand celebrates 5th Anniversary with launch of charity foundation and book"	21 Nov 2005	For Public Relations Purposes
Announcement and news release by CapitaLand Limited – "Acquisition by Hua Xiong Holdings Pte. Ltd. relating to 50% of the issued share capital of Beautiwin Limited"	22 Nov 2005	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Gainzillion Pte. Ltd."	24 Nov 2005	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Dissolution of Dormant Subsidiary"	24 Nov 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect subsidiary, CapitaLand SZITIC Management & Consulting (Shenzhen) Co., Ltd."	28 Nov 2005	SGX-ST Listing Manual
News release by The Ascott Group Limited – "Ascott to Expand Presence in Middle East and North Africa through Strategic Alliance with Addax Investment Bank"	28 Nov 2005	For Public Relations Purposes
News release by The Ascott Group Limited – "Somerset on the Pier receives 'Highly Commended' Award at The 2005 Tasmanian Tourism Awards"	29 Nov 2005	For Public Relations Purposes
Announcement by Australand Property Group – "Australand announces a new DRP"	30 Nov 2005	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaRetail Japan Fund acquires fourth mall in Hokkaido, Japan for approximately JPY5.3 billion (S$79 million)"	30 Nov 2005	For Public Relations Purposes

s/sec/adr/2005/listing/adrlist-November.doc

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-Nov-2005 13:03:34
Announcement No.	00021

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, Raffles Holdings Limited – (1) Ms Leong Wai Leng to step down as Deputy Chief Executive Officer and Mr Simon Yong to step down as Senior Vice President, Technical Services; and (2) Clarifications to the announcement on the 3rd quarter financial statement for the nine months ended 30 September 2005 released on 28 October 2005
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, had on 31 October 2005 issued announcements on the above matters, as attached for information.
Attachments:	RHLannc31Oct05.1.pdf RHLannc31Oct05.2.pdf Total size = **142K** (2048K size limit recommended)

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Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Ms Leong Wai Leng to step down as Deputy Chief Executive Officer and Mr Simon Yong to step down as Senior Vice President, Technical Services

Following the completion of the successful divestment by Raffles Holdings Limited ("Raffles Holdings") of its entire Hotel Business ("the Transaction") as previously announced on 30 September 05, Raffles Holdings regrets to announce that Ms Leong Wai Leng will step down as Deputy Chief Executive Officer of Raffles Holdings and Mr Simon Yong Kam Yuen will step down as Senior Vice President Technical Services with effect from 31 October 2005.

However, Raffles Holdings is please to announce that Ms Leong has agreed to remain as an Advisor to the company to facilitate and complete several key tasks in relation to the Transaction.

Ms Leong joined Raffles Holdings in 2001 to lead the Finance/Investments, Legal/Secretariat and Investor Relations portfolios and has rapidly taken on expanded responsibilities in the Group's business development and operations since 2003. Besides being the Deputy Chief Executive Officer of Raffles Holdings, Ms Leong was also concurrently the Chief Executive Officer of Raffles International Limited, the management/operating company of the hotel business of Raffles Holdings until the recent Transaction.

Raffles Holdings has just reported a very strong third quarter 2005 performance from both its 2 businesses - hotels and ownership and management of the Raffles City Complex. This is the 9th consecutive quarter of improving performance and was due to the strategic reorientation, growth and asset enhancement plans implemented since 2003. In the last 5 years, Raffles Holdings has successfully executed many strategic initiatives, which have created and unlocked significant value for shareholders. These include the successful securitisation of 55% of the Raffles City Complex, the acquisition of the Swissotel chain, the divestment of Raffles Browns Hotel, the acquisition of the remaining interest of Raffles Hotel Singapore; and more recently the capital reduction /distribution to return $380 million to shareholders and the $1.72 billion divestment of its Hotel Business. Ms Leong has played a key role in the senior management leadership to drive performance and these key initiatives of the Group. The Board of Directors would like to record their appreciation to Ms Leong for her valuable contributions.

Mr Yong was the Senior Vice President, Technical Services overseeing major capital works for the upgrading of existing hotels and the development of new hotels in the Raffles International Limited portfolio from May 2000 until the recent Transaction. The Board would like to extend its appreciation to Mr Yong for his past services to the Company.

By Order of the Board

Wong Lai Kuen
Company Secretary
31 October 2005

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

CLARIFICATIONS TO THE ANNOUNCEMENT ON THE 3RD QUARTER FINANCIAL STATEMENT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005 RELEASED ON 28 OCT 2005

Further to our announcement on the 3rd Quarter Financial Statement for the nine months ended 30 September released on 28 Oct 2005, we would like to provide the following clarifications to the Notes to the Statement as follows:

1) **Page 6: Performance (Q3 2005 versus Q3 2004) Explanatory Note (xv) Profit on disposal of Discontinued Operations**

   a) 'Exchange difference realized on disposal' for both Q3 2005 and Year-to-date 30 Sep 2005 should be S$65,534,000
   b) 'Preliminary gain on disposal of Discontinued Operations' for both Q3 2005 and Year-to-date 30 Sep 2005 should be S$552,730,000

2) **Page 10: Cashflow Statement Explanatory Note (ii) Disposal of Hotel Business**

   a) 'Realisation of reserves' for Q3 2005 should be S$ (77,292,000)
   b) 'Sales proceeds, net of transaction costs' for Q3 2005 should be S$1,423,588,000
   c) 'Net Cash inflow on disposal' for Q3 2005 should be S$1,399,895,000

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-Nov-2005 13:05:50
Announcement No.	00022

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand Property Group – "2005 Update"
Description	CapitaLand Limited's subsidiary, Australand Property Group, had on 1 November 2005 issued an announcement on the above matter, as attached for information.
Attachments:	Australand.annc.1Nov05.2005Update.pdf Total size = **33K** (2048K size limit recommended)

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AUSTRALAND

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

1 November 2005

2005 UPDATE

Australand announced today that the unaudited net profit after tax for the nine months to 30 September 2005 was approximately 60% of its expected full year result of approximately $190 million including property revaluations. As in prior years, a higher proportion of Australand's development profits are expected to emerge in the 4th quarter.

The dividend/distribution for the September 2005 quarter of 4 cents per stapled security will be paid on Friday, 4 November 2005 bringing dividends/distributions for the year to date to 12 cents per stapled security. Australand confirmed that the full year dividend/distribution would be 16.5 cents per stapled security.

David Craig
Chief Financial Officer
Tel: + 61 2 9767 2041
email: dcraig@australand.com.au

CapitaLand

RECEIVED
2005 DEC 21 P 2: 02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release
4 November 2005

Raffles International Leadership Lecture 2005

Lord Browne of BP shares insights on International Leadership

Singapore, 4 November 2005 – Over 800 top executives, business leaders and entrepreneurs will gather in Singapore this afternoon to hear the key insights and experiences of Lord Browne, Group Chief Executive of BP p.l.c. This will be the first time Lord Browne is addressing an external audience in Singapore. Due to overwhelming interest, the number of guests invited to this exclusive gathering has almost doubled from last year's inaugural Lecture.

The Raffles International Leadership Lecture 2005 is presented by CapitaLand and intended as a platform for senior executives and business leaders to gain insights from the practical experiences and personal views shared by prominent speakers from the business world. It will be held at the Island Ballroom of the Shangri-La Hotel, Singapore.

Some of the prominent organisations attending this year's Lecture include American Express, Credit Suisse, DBS, UOB, OCBC, JP Morgan, Price WaterhouseCoopers, Allen & Gledhill, Drew and Napier, Ramdas & Wong, NOL and Singapore Exchange.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "We are indeed privileged to have Lord Browne with us today to share his experiences, as the man at the helm of the world's second largest company. I've recently learnt that Lord Browne was voted Most Admired CEO by Management Today for four consecutive years, from 1999 – 2002, so I am positive that we all have much to learn from his visionary brand of personal leadership."

Lord Browne joined BP in 1966 and subsequently held a variety of exploration and production and finance posts in the US, UK and Canada. He was appointed an executive director in 1991 and group chief executive in 1995. He is a non-executive director of Intel Corporation and Goldman Sachs. He was knighted in 1998 and made a life peer in 2001.

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	04-Nov-2005 17:36:11
Announcement No.	00058

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaLand Commercial and Integrated Development Limited – "Interest payment relating to Floating Rate Notes Series 002 issued under the S$1 Billion Multicurrency Medium Term Note Programme"
Description	CapitaLand Limited's subsidiary, CapitaLand Commercial and Integrated Development Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCID.annc.ListedFRNs.4Nov05.pdf Total size = **120K** (2048K size limit recommended)

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About the Raffles International Leadership Lecture

The inaugural lecture was held on 11 August 2004 at the Raffles City Convention Centre. Mr Peter Brabeck-Letmathe, Vice Chairman of the Board and Chief Executive Officer of Nestlé S.A., spoke on "Value, Trust and Personal Leadership".

About CapitaLand (www.capitaland.com)

CapitaLand is one of the largest property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's property and hospitality portfolio spans 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Issued by CapitaLand Limited
4 November 2005

For media enquiries, please contact:
Ms Mok Lai Siong
DID: +65 68233543
Email: mok.laisiong@capitaland.com.sg

For analyst enquiries, please contact:
Mr Harold Woo
DID: +65 68233210
Email: harold.woo@capitaland.com.sg

CAPITALAND COMMERCIAL AND INTEGRATED DEVELOPMENT LIMITED
(Company Registration No.: 197801869H)

INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES 002 ISSUED UNDER THE S$1 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747(2) of the Singapore Exchange Securities Trading Limited Listing Manual, CapitaLand Commercial and Integrated Development Limited (the "Company") wishes to announce the following interest payment in respect of Floating Rate Notes Series 002 (the "Notes") issued under the Company's Multicurrency Medium Term Note Programme:

Principal Amount of Notes	:	S$30 million
Interest Period	:	From 10 May 2005 to 10 November 2005
Interest Amount	:	S$4,534.42 for the coupon amount of each Note having a principal sum of S$250,000
Payment Date	:	10 November 2005
Record Date	:	5 p.m. on 4 November 2005
Paying Agent	:	Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5 #07-00 Tampines Junction Singapore 529653

By Order of the Board

Michelle Koh Chai Ping
Company Secretary
4 November 2005

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	04-Nov-2005 18:27:11
Announcement No.	00090

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Payment of Management Fee by way of Issue of Units in CapitaMall Trust"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT-Issue-Mgr-Units-04Nov2005.pdf Total size = **56K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITAMALL TRUST

CapitaMall Trust Management Limited (the "Company"), the manager of CapitaMall Trust ("CMT"), wishes to announce that 667,601 units in CapitaMall Trust ("Units") have been issued to the Company today. Of these 667,601 Units, 452,678 Units were issued at an issue price of S$1.7778 per Unit and 214,923 Units were issued at an issue price of S$2.3704 per Unit.

These Units were issued to the Company as payment of the Performance Component (as defined in the trust deed constituting CMT (as amended) (the "Trust Deed")) of the Management Fee (as defined in the Trust Deed) for the period from 1 July 2005 to 30 September 2005 (both dates inclusive) in relation to Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, Plaza Singapura, Hougang Plaza and Sembawang Shopping Centre.

This manner of payment of the Performance Component of the Company's Management Fees in Units was disclosed in (i) the CMT prospectus dated 28 June 2002 issued in connection with the initial public offering of Units, (ii) the CMT circular dated 13 May 2003 issued in connection with the acquisition of IMM Building and (iii) the CMT circular dated 21 June 2004 issued in connection with the acquisition of Plaza Singapura.

With the above-mentioned issue of Units, the Company holds an aggregate of 3,098,458 Units and the total number of Units in issue in CMT is 1,379,698,467 Units.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
4 November 2005

Important Notice

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	11-Nov-2005 17:14:10
Announcement No.	00049

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	2005 Third Quarter Financial Statements Announcement
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CL.annc.3Q2005.11Nov05.pdf Total size = **464K** (2048K size limit recommended)

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Embargoed for release till 5.05 pm, 11 November 2005

CAPITALAND LIMITED

(Registration Number : 198900036N)

2005 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

TABLE OF CONTENTS

CapitaLand

CAPITALAND LIMITED
2005 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) Income Statement

	Group					
	3Q 2005 S$'000	**3Q 2004 S$'000 (Restated)**	**% Change**	**YTD Sep 2005 S$'000**	**YTD Sep 2004 S$'000 (Restated)**	**% Change**
Continuing operations						
Revenue	**851,323**	**657,716**	**29.4**	**2,946,841**	**2,113,404**	**39.4**
Cost of sales	(657,568)	(475,691)	38.2	(2,327,202)	(1,553,381)	49.8
Gross profit	193,755	182,025	6.4	619,639	560,023	10.6
Other operating income	56,808	130,228	(56.4)	191,819	251,415	(23.7)
Administrative expenses	(92,701)	(87,008)	6.5	(273,912)	(245,535)	11.6
Other operating expenses	(256)	(93,986)	(99.7)	(9,840)	(123,468)	(92.0)
Profit from continuing operations	**157,606**	**131,259**	**20.1**	**527,706**	**442,435**	**19.3**
Finance costs	(61,518)	(56,741)	8.4	(192,196)	(184,156)	4.4
Share of results of:						
- associates	29,130	35,237	(17.3)	84,030	60,354	39.2
- jointly controlled entities	15,733	15,300	2.8	17,983	51,331	(65.0)
- partnerships	2	–	NM	514	–	NM
	44,865	50,537	(11.2)	102,527	111,685	(8.2)
Profit before taxation from continuing operations	140,953	125,055	12.7	438,037	369,964	18.4
Taxation	(34,087)	(29,375)	16.0	(104,515)	(96,753)	8.0
Profit after taxation from continuing operations	106,866	95,680	11.7	333,522	273,211	22.1
Discontinued operations						
Profit after taxation from discontinued operations	639,562	3,705	NM	691,202	7,136	NM
Profit after taxation	746,428	99,385	651.0	1,024,724	280,347	265.5
Attributable to:						
Equity holders of the Company ("PATMI")	**443,760**	**74,659**	**494.4**	**657,330**	**194,210**	**238.5**
Minority interests (MI)	302,668	24,726	NM	367,394	86,137	326.5
	746,428	99,385	651.0	1,024,724	280,347	265.5

NM : Not meaningful.

Note : The comparative profit and loss accounts ("P/L") for 3Q and YTD Sep 2004 have been restated to take into account the retrospective adjustments relating to FRS 102 - Share-based Payment and FRS 105 – Non-current Assets Held for Sale and Discontinued Operations. Please refer to Item 4 for details.

In respect of FRS 103 - Business Combinations which was adopted in 2004, the adjustments arising from this adoption were taken up in 4Q 2004 when the financial impact was finalised. For a more meaningful comparison with the current period P/L, 3Q and YTD Sep 2004 P/L have also been restated to account for the FRS 103 adjustments in the period in which they occurred.

CAPITALAND LIMITED
2005 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(ii) Breakdown and Explanatory Notes to Income Statement

3Q 2005 vs 3Q 2004

	Note	Group		
		3Q 2005 S$'000	**3Q 2004 S$'000 (Restated)**	**% Change**
Revenue	A	**851,323**	**657,716**	**29.4**
Cost of Sales		(657,568)	(475,691)	38.2
Gross Profit		**193,755**	**182,025**	**6.4**
Other Operating Income	B	**56,808**	**130,228**	**(56.4)**
Investment income		4,350	532	717.7
Other income including interest income and portfolio gains		45,530	30,782	47.9
Revaluation surplus realised to P/L		–	102,648	NM
Foreign exchange gain/(loss)		6,928	(3,734)	NM
Other Operating Expenses	C	**(256)**	**(93,986)**	**(99.7)**
Revaluation deficits charged to P/L ($102.6M net of reversal of $15.7M)		–	(86,885)	NM
Reduction in value of investment		–	(4,890)	NM
Others		(256)	(2,211)	(88.4)
Administrative Expenses	D	**(92,701)**	**(87,008)**	**6.5**
Included in Administrative Expenses:-				
Depreciation and amortisation		(8,661)	(8,634)	0.3
Provision for doubtful debts and bad debts		(598)	(568)	5.3
Profit from discontinued operations	E	**639,562**	**3,705**	**NM**
Profit after taxation before gain on sale of discontinued operations		9,876	3,705	166.6
Gain on sale of discontinued operations		629,686	–	NM

(A) Revenue, Cost of Sales

Revenue and cost of sales increased largely due to residential development projects in Australia and Singapore. With effect from 1 January 2005, the Group's Australian subsidiary, Australand, recognised its revenue from the sale of development properties using settlement basis. For further details, please refer to Item 4(b).

(B) Other Operating Income

Included in other operating income was investment income of $4.4 million, mainly from Hong Kong.

Other income, including interest income and portfolio gains, was $45.5 million which was about $14.7 million higher than 3Q 2004. The increase was largely attributable to higher interest income and the mark-to-market gain from the Group's financial derivatives under FRS 39 which came into effect on 1 January 2005.

In 3Q 2004, the Group realised a revaluation surplus of $102.6 million from the sale of Plaza Singapura to CapitaMall Trust ("CMT").

The foreign exchange gain of $6.9 million arose mainly from the revaluation of certain USD denominated loans, as a result of RMB strengthening against the USD in this quarter.

1(a)(ii) Breakdown and Explanatory Notes to Income Statement (cont'd)

(C) Other Operating Expenses

3Q 2004 other operating expenses included a revaluation deficit charged to P/L of $86.9 million and a $4.9 million provision for diminution in value of investment. The revaluation deficit charged to P/L was a reversal of a realisation surplus of $102.6 million from the disposal of Plaza Singapura. This revaluation surplus had already been utilised in previous years to offset the revaluation deficits of other Singapore investment properties. At the same time, there was a write back of revaluation deficits previously charged to P/L upon the divestment of The Ascott Singapore and Scotts Shopping Centre at above carrying value.

(D) Administrative Expenses

Administrative expenses comprises staff cost, depreciation expenses, operating leases expenses and other administrative expenses. Administrative expenses were $92.7 million, about $5.7 million or 6.5% higher than 3Q 2004, largely attributable to the inclusion of $4.5 million share-based expenses, as well as higher consultancy fees incurred this quarter.

(E) Profit after taxation from discontinued operations

Profit after taxation from discontinued operations comprises the operating profits and gain arising from the divestment of the hotel business by Raffles Holdings Limited.

(F) Taxation expense

The higher tax expense ($34.1 million in 3Q 2005 vs $29.4 million in 3Q 2004) was due to higher operating profits.

(G) Adjustments for under or overprovision of tax in respect of prior years

The current tax expense is based on the statutory tax rates of the respective countries in which the companies operate and has taken into account non-deductible expenses and temporary differences. Included in the tax charge for 3Q 2005 was an under-provision of tax in respect of prior years of $0.8 million (3Q 2004 : over-provision of $0.9 million).

CAPITALAND LIMITED
2005 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(iii) Discontinued Operations

On 12 May 2005 and 30 September 2005, the Group completed the sale of shares in PREMAS International Limited and sale of the hotel business ("discontinued operations") respectively. An analysis of the results of the discontinued operations is as follows:

	Group – Discontinued operations			
	3Q 2005 S$'000	3Q 2004 S$'000 (Restated)	YTD Sep 2005 S$'000	YTD Sep 2004 S$'000 (Restated)
Revenue	**132,362**	**154,547**	**458,171**	**476,397**
Cost of sales	(63,844)	(86,636)	(237,388)	(263,851)
Gross profit	68,518	67,911	220,783	212,546
Other operating income	1,336	2,518	6,233	5,146
Administrative expenses	(54,926)	(62,211)	(179,807)	(193,999)
Other operating expenses	(1,340)	(54)	(1,952)	(4,590)
Profit from operations	**13,588**	**8,164**	**45,257**	**19,103**
Finance costs	(1,698)	(2,081)	(5,693)	(6,293)
Share of results of associates	–	183	122	283
Profit before taxation	**11,890**	**6,266**	**39,686**	**13,093**
Taxation	(2,014)	(2,561)	(9,425)	(5,957)
Profit after taxation before gain on sale of discontinued operations	**9,876**	**3,705**	**30,261**	**7,136**
Gain on sale of discontinued operations	629,686	–	660,941	–
Profit after taxation	**639,562**	**3,705**	**691,202**	**7,136**

The impact of the discontinued operations on the consolidated cash flow of the Group is as follows:-

	Group – Discontinued operations			
	3Q 2005 S$'000	3Q 2004 S$'000 (Restated)	YTD Sep 2005 S$'000	YTD Sep 2004 S$'000 (Restated)
Operating cash flows	24,240	16,870	67,251	57,982
Investing cash flows	1,393,395	(4,220)	1,429,472	(466)
Financing cash flows	(4,217)	(15,847)	(44,797)	(42,058)
Total cash flows from discontinued operations	**1,413,418**	**(3,197)**	**1,451,926**	**15,458**

CAPITALAND LIMITED
2005 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(b)(i) Balance Sheet

As at 30/09/2005 vs 31/12/2004

	Group			Company		
	30/09/2005 S$'000	31/12/2004 S$'000 (Restated)	% Change	30/09/2005 S$'000	31/12/2004 S$'000 (Restated)	% Change
Non-Current Assets						
Property, Plant & Equipment	320,198	1,379,624	(76.8)	1,199	1,433	(16.3)
Intangible Assets	36,187	64,669	(44.0)	–	–	–
Investment Properties	4,464,043	4,237,498	5.3	–	–	–
Properties Under Devt	689,854	164,124	320.3	–	–	–
Interests in Subsidiaries	–	–	–	4,519,588	4,873,383	(7.3)
Interests in Associates, Jointly Controlled Entities and Partnerships	3,767,421	3,758,612	0.2	–	–	–
Other Assets	244,299	323,112	(24.4)	367	213	72.3
	9,522,002	**9,927,639**	**(4.1)**	**4,521,154**	**4,875,029**	**(7.3)**
Current Assets						
Devt Properties for Sale	*3,451,037*	*4,270,850*	*(19.2)*	–	–	–
Trade & Other Receivables	*1,137,499*	*1,101,587*	*3.3*	*896,490*	*762,954*	*17.5*
Cash & Cash Equivalents	*2,632,506*	*1,917,722*	*37.3*	*521,354*	*904,970*	*(42.4)*
Other Current Assets	*1,746*	*18,182*	*(90.4)*	–	–	–
	7,222,788	**7,308,341**	**(1.2)**	**1,417,844**	**1,667,924**	**(15.0)**
Less: Current Liabilities						
Trade & Other Payables	*1,377,388*	*1,995,588*	*(31.0)*	*346,472*	*236,842*	*46.3*
Short-Term Borrowings	*2,252,180*	*2,366,023*	*(4.8)*	*514,225*	*893,001*	*(42.4)*
Other Current Liabilities	*168,223*	*200,213*	*(16.0)*	–	–	–
	3,797,791	**4,561,824**	**(16.7)**	**860,697**	**1,129,843**	**(23.8)**
Net Current Assets	**3,424,997**	**2,746,517**	**24.7**	**557,147**	**538,081**	**3.5**
Less: Non-Current Liabilities						
Long-Term Borrowings	3,527,153	4,830,835	(27.0)	472,600	483,554	(2.3)
Other Non-Current Liabilities	445,390	428,175	4.0	158,192	796,657	(80.1)
	3,972,543	**5,259,010**	**(24.5)**	**630,792**	**1,280,211**	**(50.7)**
	8,974,456	**7,415,146**	**21.0**	**4,447,509**	**4,132,899**	**7.6**
Representing:						
Share Capital	2,727,798	2,524,795	8.0	2,727,798	2,524,795	8.0
Reserves	3,571,087	2,836,254	25.9	1,719,711	1,608,104	6.9
Share Capital and Reserves	6,298,885	5,361,049	17.5	4,447,509	4,132,899	7.6
Minority Interests	2,675,571	2,054,097	30.3	–	–	–
	8,974,456	**7,415,146**	**21.0**	**4,447,509**	**4,132,899**	**7.6**

Note : The comparative balance sheet for 31/12/2004 has been restated to take into account the retrospective adjustments relating to FRS 102 – Share-based Payment, as well as revenue recognition policy for sale of residential development properties in Australia. Please refer to Item 4 for details.

CAPITALAND LIMITED
2005 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	Group		
	As at 30/09/2005 S$'000	**As at 31/12/2004 S$'000**	**As at 30/09/2004 S$'000 (Restated)**
Amount repayable in one year or less, or on demand:-			
Secured	230,127	505,865	325,010
Unsecured	2,022,053	1,860,158	1,389,751
Sub-Total 1	**2,252,180**	**2,366,023**	**1,714,761**
Amount repayable after one year:-			
Secured	1,690,333	1,906,877	1,753,828
Unsecured	1,836,820	2,923,958	3,115,192
Sub-Total 2	**3,527,153**	**4,830,835**	**4,869,020**
Total Debt	**5,779,333**	**7,196,858**	**6,583,781**
Less : Cash and cash equivalents	(2,632,506)	(1,917,722)	(1,611,535)
Net Debt	**3,146,827**	**5,279,136**	**4,972,246**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

Cash and cash equivalents

The cash and cash equivalents of about $2,632.5 million as at 30/09/2005 included $2,098.2 million in fixed deposits and $69.6 million in Project Accounts whose withdrawals are restricted to payment for development projects expenditure.

CAPITALAND LIMITED
2005 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(c) Consolidated Cash Flow Statement

	Group			
	3Q 2005 $'000	3Q 2004 $'000 (Restated)	YTD Sep 2005 $'000	YTD Sep 2004 $'000 (Restated)
Cash Flows from Operating Activities				
Profit before taxation from continuing operations	***140,953***	***125,055***	***438,037***	***369,964***
Profit before taxation from discontinued operations	**641,576**	**6,266**	**700,627**	**13,093**
Total profit before taxation	**782,529**	**131,321**	**1,138,664**	**383,057**
Adjustments for :				
Amortisation and write off of:				
- Intangible assets	169	453	752	1,845
- Leasehold investment property	455	–	1,301	124
Negative goodwill on acquisition	–	(368)	(820)	(1,559)
(Write back)/Allowance for:				
- Foreseeable losses on development properties for sale	(23,045)	–	(36,169)	–
- Non-current portion of financial assets	(917)	4,975	(883)	26,914
- Share-based expenses	4,216	(3)	11,596	167
- Changes in fair value of financial instruments	(2,428)	–	(10,296)	–
Non-current employee benefits	279	25	176	158
Depreciation of property, plant and equipment	17,657	21,833	63,610	66,678
(Gain)/Loss on disposal/Write off of property, plant and equipment	(2,804)	(515)	(4,540)	424
Gain on disposal of investment properties	(210)	(98,969)	(7,033)	(99,594)
Write down/(Write back) in value of investment properties	–	86,885	–	(39,457)
Gain on disposal of non-current financial assets	–	–	(2,101)	–
(Gain)/Loss on disposal/dilution of subsidiaries, associates and jointly controlled entities	(632,146)	(112)	(707,499)	120,296
Share of results of associates, jointly controlled entities and partnerships	(44,865)	(50,720)	(102,649)	(111,968)
Accretion of deferred income	(634)	(72)	(2,045)	(3,037)
Interest expense	63,216	58,822	197,889	190,449
Interest income	(24,215)	(22,061)	(70,317)	(60,154)
	(645,272)	**173**	**(669,028)**	**91,286**
Operating profit before working capital changes	**137,257**	**131,494**	**469,636**	**474,343**
Decrease/(Increase) in working capital				
Inventories, trade and other receivables	73,828	3,955	(118,335)	(192,951)
Development properties for sale	202,181	81,513	975,393	5,560
Trade and other payables	(42,637)	(153,349)	(303,165)	(266,888)
Amount due from related corporations	315	117	(3,236)	40
Financial assets	4,074	11,591	4,108	125,052
	237,761	**(56,173)**	**554,765**	**(329,187)**
Cash generated from operations	**375,018**	**75,321**	**1,024,401**	**145,156**
Income tax paid	(24,587)	(23,134)	(82,254)	(144,027)
Customer deposits and other non-current payables (refunded)/received	(4,600)	(2,936)	4,217	1,115
Net cash generated from Operating Activities	**345,831**	**49,251**	**946,364**	**2,244**

CAPITALAND LIMITED
2005 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(c) Consolidated Cash Flow Statement (cont'd)

	Group			
	3Q 2005 $'000	3Q 2004 $'000 (Restated)	YTD Sep 2005 $'000	YTD Sep 2004 $'000 (Restated)
Cash Flows from Investing Activities				
Proceeds from disposal of property, plant and equipment	3,010	2,032	21,722	2,677
Purchase of property, plant and equipment	(34,421)	(10,528)	(59,181)	(29,775)
Increase in associates, jointly controlled entities and partnerships	(19,260)	(317,633)	(66,847)	(299,377)
Decrease/(Increase) in amounts owing by investee companies and other non-current receivables	228	59,995	(8,975)	9,080
Acquisition of investment properties and properties under development	(386,316)	(9,479)	(674,009)	(42,995)
Proceeds from disposal of investment properties	184	1,055,000	80,959	1,055,000
(Acquisition of)/Proceeds from disposal of non-current financial assets	(5,026)	8,858	1,885	25,254
Dividends received from associates, jointly controlled entities, partnerships and other investments	23,478	28,122	71,968	46,131
Disposal/(Acquisition) of subsidiaries (net)	1,374,517	(5,314)	1,484,119	22,578
Acquisition of remaining interest in a subsidiary	–	–	(21,315)	–
Interest income received	14,256	9,158	55,829	40,524
Settlement of derivative	–	–	(15,002)	–
Net cash generated from Investing Activities	**970,650**	**820,211**	**871,153**	**829,097**
Cash Flows from Financing Activities				
Proceeds from issue of shares under share option plan	13,677	2,937	42,967	5,423
(Repayment of)/Proceeds from loans from related corporations (net)	–	(14)	–	2
Proceeds from loans from minority shareholders	31,042	1,326	44,039	16,748
Contribution from/(Capital distribution to) minority shareholders (net)	243,479	–	335,214	(15,804)
Proceeds from/(Repayment of) sales of future receivables	–	33,997	(277,640)	248,482
Proceeds from terms loans	266,607	230,323	1,398,162	1,616,459
Repayment of term loans	(376,950)	(562,077)	(2,115,996)	(1,496,258)
Proceeds from debt securities	106,625	136	106,625	38,498
Repayment of debt securities	(103,797)	(223,174)	(167,577)	(736,646)
Repayment of finance lease payables	(894)	–	(2,526)	–
Dividends paid to minority shareholders	(21,867)	(19,333)	(97,256)	(89,624)
Dividends paid to shareholders	–	–	(126,527)	(80,614)
Interest expense paid	(81,214)	(51,612)	(235,640)	(210,432)
Net cash generated from/(used in) Financing Activities	**76,708**	**(587,491)**	**(1,096,155)**	**(703,766)**
Net increase in cash and cash equivalents	**1,393,189**	**281,971**	**721,362**	**127,575**
Cash and cash equivalents at beginning of the period	1,223,419	1,323,091	1,904,831	1,475,766
Effect of exchange rate changes on cash balances held in foreign currencies	9,850	1,350	265	3,071
Cash and cash equivalents at end of the period	**2,626,458**	**1,606,412**	**2,626,458**	**1,606,412**

Note : *The comparative group cashflow statements for 3Q and YTD Sep 2004 have been restated to take into account the retrospective adjustments relating to FRS 102 – Share-based Payment, as well as revenue recognition policy for sale of residential development properties in Australia. Please refer to Item 4 for details.*

In respect of FRS 103 - Business Combinations which was adopted in 2004, the adjustments arising from this adoption were taken up in 4Q 2004 when the financial impact was finalised. For a more meaningful comparison with the current period cashflow statement, 3Q and YTD Sep 2004 cashflow statements have also been restated to account for the FRS 103 adjustments in the period in which they occurred.

CAPITALAND LIMITED
2005 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(d)(i) Statement of Changes in Equity

As at 30/09/2005 vs 30/09/2004 – GROUP

S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem. Res.	Reval. Res.	For. Curr. Tran. Res.	Rev. Res.	Other Res.*	Total	MI	Total Equity
Balance as at 1/7/2004	2,520	2,544	94	4	87	(16)	(34)	5	5,204	1,991	7,195
Profit for 3Q 2004							75		75	25	100
Issue of shares under Share Option Plan	2	^							2	–	2
Realised revaluation reserve transferred to P/L					(5)				(5)	–	(5)
Acquisition/(disposal) of subsidiaries - net									–	10	10
Cost of share-based payment								2	2	–	2
Dividend paid to MI									–	(19)	(19)
Foreign currency translation differences									–	3	3
Others						(1)	(1)		(2)	–	(2)
Balance as at 30/9/2004	2,522	2,544	94	4	82	(17)	40	7	5,276	2010	7,286
Balance as at 1/7/2005	2,640	2,661	81	3	87	(12)	200	32	5,692	2,215	7,907
Profit for 3Q 2005							444		444	303	747
Issue of shares under Share Option Plan	9	5							14	–	14
Conversion of convertible bonds	79	90	(12)						157	–	157
Realised translation reserve transferred to P/L						(39)			(39)	(27)	(66)
Revaluation surplus on investment properties					2				2	2	4
Acquisition/(disposal) of subsidiaries - net									–	(54)	(54)
Cost of share-based payment								7	7	2	9
Capital contribution from MI									–	244	244
Dividend paid to MI									–	(22)	(22)
Foreign currency translation differences						24			24	13	37
Others			(4)				3	^	(2)	–	(2)
Balance as at 30/9/2005	2,728	2,756	65	3	89	(27)	647	38	6,299	2,676	8,975

^ Less than $1.0 million.

1(d)(i) Statement of Changes in Equity (cont'd)

As at 30/09/2005 vs 30/09/2004 – COMPANY

S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem. Res.	Reval. Res.	For. Curr. Tran. Res.	Rev. Res.	Other Res.*	Total
Balance as at 1/7/2004	2,520	1,275	30	^	–	–	227	4	4,056
Profit for 3Q 2004							45		45
Issue of shares under Share Option Plan	2	^							2
Cost of share-based payment								1	1
Other							(1)		(1)
Balance as at 30/9/2004	2,522	1,275	30	^	–	–	271	5	4,104
Balance as at 1/7/2005	2,640	1,393	15	^	–	–	194	10	4,252
Profit for 3Q 2005							21		21
Issue of shares under Share Option Plan	9	5							14
Conversion of convertible bonds	79	90	(12)						157
Cost of share-based payment								4	4
Balance as at 30/9/2005	2,728	1,488	3	^	–	–	215	14	4,448

^ Less than $1.0 million.

1(d)(ii) Details of any changes in the Company's issued share capital

Issued Share Capital

As at 30/09/2005, the issued and fully paid-up share capital of the Company was $2,727,797,613 (30/09/2004 : $2,522,395,114) divided into 2,727,797,613 (30/09/2004 : 2,522,395,114) ordinary shares of $1 each. Movements in the Company's issued share capital during 3Q 2005 are as follows:

	$
As at 01/07/2005	2,640,206,047
Issue of shares under CapitaLand Share Option Plan	9,349,211
Issue of shares upon conversion of convertible bonds	78,242,355
As at 30/09/2005	**2,727,797,613**

Share Options

As at 30/09/2005, there were 67,086,771 (30/09/2004 : 85,642,290) unissued shares under options. Movements in the number of outstanding share options during 3Q 2005 are as follows:

As at 01/07/2005	78,350,424
Granted during 3Q 2005	230,000
Cancelled/Lapsed during 3Q 2005	(2,144,442)
Exercised during 3Q 2005	(9,349,211)
As at 30/09/2005	**67,086,771**

1(d)(ii) Details of any changes in the Company's issued share capital (cont'd)

Performance Shares

As at 30/09/2005, there were 7,526,300 (30/09/2004 : 6,914,700) unissued performance shares under conditional awards. Awards granted are only released when the pre-determined targets are achieved. Movements in the number of outstanding performance shares conditionally awarded during 3Q 2005 are as follows:

As at 01/07/2005	5,019,300
Granted during 3Q 2005	2,975,000
Cancelled/Lapsed during 3Q 2005	(468,000)
As at 30/09/2005	**7,526,300**

Convertible Bonds

As at 30/09/2005, there exists $37.0 million (30/09/2004 : $380.0 million) convertible bonds due 2007 issued by the Company which are convertible into 18,527,813 (30/09/2004 : 190,285,428) new ordinary shares at the adjusted conversion price of $1.9970 (30/09/2004 : $1.9970) per new ordinary share. If these remaining convertible bonds are fully converted, the new shares consequently issued would represent an increase of 0.68% over the total number of issued shares as at 30/09/2005.

As at 19/10/2005, all remaining $37.0 million convertible bonds were fully converted.

2. Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

4(a) Adoption of New & Revised Financial Reporting Standards

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2004, except for the adoption of the following Financial Reporting Standards ("FRS") that became effective for financial years beginning on or after 1 January 2005:

4(a)(i) FRS 39 - Financial Instruments : Recognition and Measurement

This FRS sets out the new requirements for the recognition, derecognition and measurement of the Group's financial instruments and hedge accounting. The adoption of FRS 39 has resulted in the Group recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value.

4(a)(i) FRS 39 - Financial Instruments : Recognition and Measurement (cont'd)

In accordance with the transitional provisions of FRS 39, the comparative financial statements for 2004 are not restated. Instead, the changes have been accounted for by restating the following opening balances in the balance sheet as at 1 January 2005. Subject to year-end audit, the adjustments are as follows:-

	Balance Sheet Items	Increased/(Decreased) by
Impact to:	Other Assets	$23,790,000
	Other Payables (mainly Derivative Liabilities)	$46,011,000
	Available for Sale Reserve	$23,429,000
	Foreign Currency Translation Reserve	$16,559,000
	Hedging Reserve	($18,421,000)
	Retained Earnings	($38,003,000)
	Minority Interests	($5,785,000)

4(a)(ii) FRS 102 - Share-based Payment

FRS 102 requires an entity to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity.

The Company and certain of its subsidiaries currently have share-based incentive plans such as Share Option Plan, Performance Share Plan and/or Restricted Stock Plan, whereby share options have been granted and/or performance shares have been conditionally awarded. Under the transitional provisions of FRS 102, this FRS must be applied to shares, share options or other equity instruments that were granted after 22 November 2002 and had not yet vested on 1 January 2005. The application is retrospective and accordingly, the comparative financial statements for 2004 have been restated and the opening balance of retained earnings has been adjusted.

Prior to adoption of FRS 102, no compensation expense was charged to the profit and loss account for share options granted. In respect of performance shares, the Group's accounting policy was to make a provision based on the latest estimate of the number of shares that will be awarded and the market price of the shares at the reporting date. With the adoption of FRS 102, the compensation expense relating to both share options and performance shares is taken to the profit and loss account over the vesting periods of the grants. The compensation expense is based on the respective fair values of share options and performance shares at grant dates computed using the Enhanced Trinomial/Lattice Valuation Model, adjusted by the incremental value, if any, arising from modifications to the plans. Subject to year-end audit, the financial impact on the Group arising from the adoption of FRS 102 is as follows:

	Increased/(Decreased) by
Profit and Loss Items	
Net profit for comparative period YTD Sep 2004	$556,000
Net profit for current period YTD Sep 2005	($11,359,000)
Balance Sheet Items	
Opening Retained Earnings as at 1 January 2004	($135,000)
Opening Retained Earnings as at 1 January 2005	$546,000
Equity Compensation Reserve as at 1 January 2004	$2,719,000
Equity Compensation Reserve as at 1 January 2005	$9,131,000
Other Payables (Provision for Performance Shares)	($10,153,000)

There is also no material impact on both the basic and the fully diluted earnings per share for YTD Sep 2004 arising from the said adoption of FRS 102.

4(a)(iii) FRS 105 – Non-current Assets Held for Sale and Discontinued Operations

Under this FRS, an entity shall disclose a single amount on the face of income statement comprising profit after tax of discontinued operations and the gain after tax from the disposal of the discontinued operations. The comparative income statement for previous period is also re-presented to conform with current year's presentation.

4(a)(iv) Other Improvements to FRS applicable from 1 January 2005

Apart from FRS 39, FRS 102 and FRS 105, the Group adopted various revisions in FRS, applicable from 1 January 2005. These do not have a significant financial impact on the Group. The current period's presentation of the Group's financial statements is based on the revised requirements of FRS 1 : Presentation of Financial Statements, with the 2004 comparatives restated to conform with current year's presentation.

4(b) Revenue Recognition Policy for Sale of Residential Development Properties in Australia

Australand, the Group's Australian subsidiary, had previously recognised revenue and income in respect of pre-sold residential units and land subdivision using the percentage of completion method.

With effect from 1 January 2005, Australian companies have adopted the Australian equivalent of the International Financial Reporting Standards ("IFRS"). Based on the guidance given by the International Financial Reporting Interpretation Committee ("IFRIC"), Australian companies can only recognise revenue and profits on settlement basis in respect of sale of development properties. Accordingly, Australand would have to make certain retrospective adjustments which will impact CapitaLand Group's comparative numbers for 2004 and opening balances for 2005. We will make the necessary retrospective adjustments to the Group's 2004 profit and loss account in the announcement of full year results for the period ending 31 December 2005.

In respect of opening balances for 2005, we have preliminarily assessed the following financial impact, subject to the finalised numbers from Australand and year-end audit:

Opening retained earnings as at 1 January 2004	: Decreased by $23,365,000
Opening retained earnings as at 1 January 2005	: Decreased by $29,093,000

Certain balance sheet items as at 31 December 2004 have also been preliminarily restated as follows:

	Restated to:	Previously reported:
Development properties for sale	$4,270,850,000	$4,062,370,000
Trade and other receivables	$1,089,915,000	$1,415,355,000
Deferred taxation	$48,621,000	$73,386,000

Besides Australia, the Group has development properties for sale in other countries, mainly Singapore and China. The position taken by IFRIC on revenue recognition on a settlement basis has been brought to the attention of the regulatory and/or accounting standards setting authorities concerned. Pending any decision by them, the Group will continue to apply the revenue recognition policy based on percentage of completion method for non-Australand projects.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Please refer to Item 4 above.

6. **Earnings per ordinary share (EPS) based on profit after tax & MI after deducting any provision for preference dividends:-**

In computing the EPS for 6(a) below, the weighted average number of ordinary shares in issue for 3Q 2005 is 2,687.6 million and YTD Sep 2005 is 2,613.4 million (3Q & YTD Sep 2004 : 2,519.2 million).

In computing the EPS for 6(b) below, share options and convertible bonds whose exercise or conversion prices are equal to or above $2.63, the market share price of the Company as at 30/09/2005, are disregarded. The weighted average number of shares used for the computation of EPS on fully diluted basis for 3Q 2005 is 2,745.8 million and YTD Sep 2005 is 2,669.6 million (3Q & YTD Sep 2004 : 2,549.6 million).

		Group			
		3Q 2005	**3Q 2004 (Restated)**	**YTD Sep 2005**	**YTD Sep 2004 (Restated)**
6(a)	EPS based on weighted average number of ordinary shares in issue				
	- from continuing operations	2.8 cents	2.9 cents	9.3 cents	7.5 cents
	- from discontinued operations	13.7 cents	0.1 cents	15.9 cents	0.2 cents
	Total	**16.5 cents**	**3.0 cents**	**25.2 cents**	**7.7 cents**
6(b)	EPS based on fully diluted basis				
	- from continuing operations	2.8 cents	2.8 cents	9.3 cents	7.4 cents
	- from discontinued operations	13.4 cents	0.1 cents	15.5 cents	0.2 cents
	Total	**16.2 cents**	**2.9 cents**	**24.8 cents**	**7.6 cents**

7. **Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on**

	Group		Company	
	30/09/2005	**31/12/2004 (Restated)**	**30/09/2005**	**31/12/2004 (Restated)**
NAV per ordinary share	$2.31	$2.12	$1.63	$1.64
NTA per ordinary share	$2.30	$2.10	$1.63	$1.64

8. **Review of the performance of the group**

GROUP OVERVIEW – Continuing operations

S$M	3Q 2005 (3 mths)	3Q 2004 (3 mths)	YTD Sep 2005 (9 mths)	YTD Sep 2004 (9 mths)
Revenue	851.3	657.7	2,946.8	2,113.4
EBIT	202.5	181.8	630.2	554.1
Finance costs	(61.5)	(56.7)	(192.2)	(184.2)
PBT	141.0	125.1	438.0	370.0
PATMI* (Profit attributable to shareholders)	443.8	74.7	657.3	194.2

** Include profit for the period from discontinued operations. Please refer to Item 1(a)(iii).*

3Q 2005 vs 3Q 2004

Revenue for 3Q 2005 at $851.3 million was $193.6 million or 29.4% higher than the $657.7 million recorded in the same quarter last year. The increase in revenue was largely attributable to higher residential sales in Australia and Singapore and consolidation of Ascott's Citadines'. EBIT for 3Q 2005 was $20.7 million or 11.4% higher compared to 3Q 2004. The higher EBIT was mainly attributable to higher revenue, higher interest and investment income, as well as an absence of provisions for the diminution in value of investments.

YTD Sep 2005 vs YTD Sep 2004

YTD Sep 2005, the Group achieved revenue of $2,946.8 million which was $833.4 million or 39.4% higher than the $2,113.4 million recorded in the corresponding period last year. The higher revenue was mainly attributable to higher sales from Australand, the consolidation of Citadines' revenue, as well as an overall improvement in the Group's serviced residences business. This increase was achieved despite the loss of revenue from divested assets such as the transfer of 7 commercial properties into CapitaCommercial Trust ("CCT") in May 2004 and Plaza Singapura into CapitaMall Trust ("CMT") in August 2004, the sale of Scotts Shopping Centre and The Ascott Singapore, as well as lower project management revenue from One George Street.

Earnings before interest and tax ("EBIT") at $630.2 million was $76.1 million or 13.7% better than YTD Sep 2004. The higher EBIT was largely attributable to higher portfolio gains and higher interest income.

Finance costs incurred for YTD Sep 2005 were $192.2 million which was marginally higher than the $184.2 million recorded in YTD Sep 2004, mainly due to consolidation of interest expense from Citadines which became a subsidiary in October 2004, but partially reduced by interest savings from the repayment of SGD loans.

YTD Sep 2005, the Group achieved a record PATMI of $657.3 million. This was largely attributable to better operating performance, as well as the gain from the sale of the hotel business. Excluding the hotel divestment gain, the Group's PATMI was about 51% higher than the $194.2 million recorded in the same period last year.

Expansion overseas continued to underpin the Group's earnings. Revenue from overseas operations was 72.5% of the Group's revenue compared to 60.0% a year ago. Overseas EBIT also increased to 69.0%. At end September 2005, overseas assets made up 47.5% of the Group's total assets; up from 45.3% as at September 2004.

8. Review of the performance of the group (cont'd)

Net debt as at 30 September 2005 was $3.1 billion, a reduction of $1.9 billion from 30 September 2004. The lower debt was largely the result of repaying loans from divestment proceeds. The Group's financial position is much stronger with a debt-equity ratio of 0.35 compared to 0.68 a year ago. As at 30 September 2005, the Group's net tangible assets were $2.30 per share.

Segment Performance

Residential Strategic Business Unit ("SBU"): CapitaLand Residential Limited ("CRL")

3Q 2005's revenue of $636.7 million was $171.6 million or 36.9% higher than 3Q 2004, mainly attributable to higher sales from Singapore and Australia. In line with the increased revenue, EBIT for 3Q 2005 at $98.4 million, was $8.6 million higher compared to the corresponding period last year.

YTD Sep 2005's revenue of $2,319.4 million was $787.8 million or 51.4% higher than last year. This was mainly attributable to higher sales from Australia which included the completion of Australand's Freshwater Commercial Tower in Melbourne and the recognition of revenue from residential developments on completion.

EBIT for YTD Sep 2005 at $303.4 million was $25.0 million higher compared to $278.4 million recorded in the same period last year.

In Singapore, CRL has forged a strategic partnership with OKS Capital Pte Ltd, a Singapore vehicle backed by Middle Eastern investment interests, for the development of RiverEdge, a riverfront condominium at the Tanjong Rhu site.

In China, eight blocks of La Cité obtained TOP in July 2005.

In Australia, Australand issued a AUD275 million Australand Subordinated Step-up Exchangeable Trust Securities ("ASSETS") issue in September 2005 to partially finance the Group's merger with Australand Wholesale Property Trust No. 4 ("AWPT 4") and Australand Wholesale Property Trust No. 5 ("AWPT 5"). The issue was fully subscribed and began trading on the Australian Stock Exchange Limited ("ASX") in September 2005.

On 29 September 2005, Australand obtained the requisite approvals for a proposal to staple the existing shares of Australand Holdings Limited ("AHL") and units in Australand Property Trust ("APT") (the "Australand Stapled Securities") to the new units in AWPT 4 and AWPT 5. The New Stapled Securities (comprising one share in AHL, one unit each in APT, AWPT 4 and AWPT 5) commenced trading on a deferred settlement basis on 5 October 2005 on both the ASX and SGX-ST and the Merger Proposal was implemented on 12 October 2005.

Commercial SBU: CapitaLand Commercial and Integrated Development Limited ("CCID")

Revenue for 3Q 2005 was $28.7 million or $39.6 million lower than 3Q 2004. The decrease was largely due to lower project management revenue from the One George Street project and the loss of revenue from Pidemco Tower in Shanghai as it was divested in May 2005. 3Q 2004's revenue also included the sale of the remaining units of Canary Riverside apartments.

EBIT for 3Q 2005 of $24.9 million was lower than the $29.7 million recorded in 3Q 2004 as 3Q 2004's EBIT included a gain from the sale of Shinjuku Square Tower in Japan in July 2004.

Revenue for YTD Sep 2005 of $94.8 million was $118.2 million lower than YTD Sep 2004 for the same reasons stated above as well as the deconsolidation of revenue of the 7 properties transferred to CCT.

EBIT for YTD Sep 2005 was $15.2 million or 16.1% higher mainly due to gains from sale of Pidemco Tower, Shanghai and 31 Moorgate, London. These gains were offset by the reduced stake in CCT's properties, the gain from sale of Shinjuku Square Tower in Japan in 2004 and lower project management revenue from One George Street project.

Retail SBU: CapitaLand Retail Limited ("CRTL")

Revenue for 3Q 2005 at $13.3 million was $7.6 million or 36.4% lower than the $20.9 million recorded in 3Q 2004. The decrease was mainly due to the deconsolidation of revenue from Plaza Singapura which was sold to CapitaMall Trust ("CMT") in August 2004, as well as a lower project management fee from asset enhancement works in Junction 8. This was partially mitigated by the inclusion of revenue from new retail mall operations in China.

Despite lower revenue, 3Q 2005's EBIT of $15.5 million was marginally higher largely due to a higher share of associates' results.

YTD Sep 2005's revenue and EBIT were lower than the corresponding period last year and this was attributable mainly to the loss of revenue from Plaza Singapura following its disposal to CMT as well as a lower project management fee from asset enhancement works in Junction 8.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

3Q 2005's revenue of $13.9 million was $1.2 million or 9.8% higher than 3Q 2004. The higher revenue was mainly attributable to higher fund management fees as assets under management ("AUM") increased by 13% to $6.8 billion as at September 2005.

EBIT for 3Q 2005 was however 49.3% lower as compared to 3Q 2004 as 3Q 2004 included the share of gains from an associate which divested its property fund in Bangkok, as well as a one-off acquisition fee from CMT for its acquisition of Plaza Singapura in August 2004.

For YTD Sep 2005, revenue of $41.1 million was $9.1 million or 28.3% higher than the $32.0 million recorded in the same period last year. The increase was largely due to higher recurring fund management fees. Fees from the structuring and advisory on various real estate financial deals also contributed to the increase in revenue.

EBIT of $25.1 million represented a 3.3% increase over the corresponding period last year, arising from higher revenue, partially offset by higher operating expenses and lower share of results of associates.

Serviced Residences SBU: The Ascott Group ("Ascott")

3Q 2005's revenue of $112.2 million was more than double that of 3Q 2004. The increase in revenue was underpinned by expansion and improvement in China and Europe's serviced residences operations, in addition to consolidation of Citadines' revenue. The higher revenue was achieved despite the loss of revenue from The Ascott Singapore and Scotts Shopping Centre which were divested in September 2004.

In tandem with the increase in revenue, 3Q 2005 EBIT was $13.6 million or 57.2% higher than the $23.7 million recorded in 3Q 2004, mainly due to growth across all regions, more significantly in Europe and China which saw revenue per available room ("RevPar") increase by 3% in both regions. Also contributing to the improvement was the South East Asian region where RevPar showed an overall 8% increase for 3Q 2005 compared to 3Q 2004.

For the same reasons, revenue for YTD Sep 2005 at $331.4 million was 111.6% higher compared to the $156.6 million recorded in the corresponding period last year. As a result of the higher revenue, EBIT for YTD Sep 2005 at $95.7 million was 43.3% higher than YTD Sep 2004 EBIT of $66.8 million. This was mainly attributable to the continuing strong performances from China and Europe operations, as well as a higher share of Citadines' profit.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

Revenue for 3Q 2005 at $51.1 million was $6.1 million or 13.6% higher than 3Q 2004. 3Q 2005's EBIT at $19.0 million was $6.1 million or 46.1% higher than the $12.9 million recorded in the same quarter last year. The improvement in revenue and earnings was mainly due to improvement in overall revenue per available room ("RevPar"), successful cost management, as well as higher share of associate's results.

Revenue achieved for YTD Sep 2005 was $144.7 million, $16.8 million or 13.2% higher than YTD Sep 2004. EBIT also improved by $9.4 million or 27.2% to $44.2 million in YTD Sep 2005.

9. Variance between the forecast or prospect statement (if disclosed previously) and the actual results

The current results are broadly in line with the prospect statement made in the 2005 second quarter financial results announcement.

10. Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Residential SBU: CapitaLand Residential Limited ("CRL")

In Singapore, we have seen strong take-up rates in the higher-end market. This will impact positively on market sentiments in general. Recent government measures have also given buying sentiment a boost. CRL recently launched RiverEdge in early November 2005.

In China, investor confidence in the long term growth potential of China's real estate sector and its economy remains strong, as evidenced by the closing of the USD400 million (SGD678 million) CapitaLand China Development Fund ("CCDF") in October 2005. CRL has committed USD150 million (SGD254 million) or 37.5% in the CCDF. Separately, CRL intends to launch three new residential projects in Shanghai and Beijing in the last quarter of this year.

In Australia, with the successful stapling of AWPT 4 and AWPT 5, Australand's investment portfolio will be valued at approximately AUD1.1 billion (SGD1.4 billion). This is expected to contribute positively to Australand's profitability and deliver on Australand's stated strategy to increase steady recurrent investment property income.

Overall, CRL expects full year 2005 to be profitable.

Commercial SBU: CapitaLand Commercial and Integrated Development Limited ("CCID")

Prime office rents strengthened in the third quarter, boosted by a better-than-expected economic performance, growth in financial services and more hiring by the services sector. According to market consultants, prime office space witnessed rents rising to S$5.20 per square foot per month in the third quarter of 2005, translating to a year-to-date increase of over 11%. Coupled with the limited supply of premium office space, this augurs well for One George Street and 3 Church Street. In the third quarter, industrial market sentiment also improved as indicated by more leasing enquiries for industrial space. CCID expects its Singapore office and industrial properties to perform better.

In Singapore, CCID is partnering Kerzner International and MGM Mirage for the Integrated Resort project at Sentosa Island and Marina Bayfront sites respectively. Both joint ventures are preparing to respond to the impending Request for Proposals.

In Hong Kong, leasing has been strong for AIG Tower. The building is 95% leased as of September 2005. In Beijing, leasing activities for Capital Tower Beijing will be commencing soon.

CCID expects its operations to be profitable for full year 2005.

Retail SBU: CapitaLand Retail Limited ("CRTL")

The overall market outlook for the Singapore retail market looks positive and the retail property market is expected to remain resilient with rentals expected to be stable, with possible upsides for better managed malls.

In Singapore, an associate of CRTL called Bugis City Holdings ("BCH") has divested Parco Bugis Junction (the retail component of BCH) to CMT for $580.8 million and Bugis Junction Tower (the office component of BCH) to Keppel Land via a share sale based on an asset value of $140.0 million in October 2005.

In China, CRTL will continue to grow its retail footprint through its business relationship with Wal-Mart and Beijing Hualian Group.

Overall, CRTL expects to be profitable in 2005.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

CFL's outlook for last quarter of 2005 remains positive as funds under management continue to grow.

Its managed REIT, CapitaMall Trust ("CMT"), has completed the acquisition of Parco Bugis Junction and Jurong Entertainment Centre in October 2005 and this has boosted assets under management ("AUM") to $7.4 billion. In addition, a new fund, CapitaLand China Development Fund had just been closed in October 2005 with a fund size of USD400 million. This is CFL's eighth private equity fund and it will focus on real estate development projects in China.

To-date, CFL has total investible capital (including leverage) of about $4.1 billion from its various private equity funds that are available for new acquisitions. Hence, CFL's priority will be to continue strengthening its in-country resources, particularly in Japan, China and Malaysia, so as to maintain its competitive edge in the acquisition of yield accretive properties for its various private funds and its two managed REITs.

CFL expects to be profitable for full year 2005.

Serviced Residences SBU: The Ascott Group ("Ascott")

Today, Ascott is the leading operator of serviced residences in Asia Pacific and Europe. Its diversified portfolio across Europe, the Gulf region and high growth emerging Asian cities is well positioned to benefit from the economic expansion in these regions.

Recent industry research report has indicated that serviced residences are the fastest growing form of corporate and tourist accommodation in Asia. Strong demand is driven mainly by healthy foreign direct investments, trade and commerce across many parts of Asia. Demand in Europe for leisure and business travel accommodation is also expected to continue its upward trend.

For full year 2005, the profit from operations is expected to be higher than 2004, although portfolio gains will be lower.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

Following the divestment of the hotel business on 30 September 2005, Raffles Holdings Limited ("RHL") continues to own a sizeable business with its 45% equity interest in Tincel Properties and contract to manage the Raffles City Complex. Its main sources of earnings will be its share of income from Tincel Properties and management fee. Tincel Properties derived its earnings from lease payment from the two hotels and rental income from the retail and commercial office spaces in Raffles City.

For the rest of the year, outlook for the Singapore retail industry remains positive on the back of improving regional and local economies, the return of consumer confidence and increase in tourist arrivals. The demand for office space is expected to be boosted by an improving economy and financial sector as well as multi-national companies moving their regional offices to Singapore. The outlook for the Singapore hotels is also positive for the rest of the year as the Singapore Tourism Board expects visitor arrivals to increase from 2004's record figure of 8.3 million to 8.9 million for 2005. Tincel Properties is expected to benefit from the positive market outlook and to maintain its strong performance for the rest of the year.

For full year 2005, the SBU expects performance from operations to be profitable with a significantly higher PATMI than 2004, due to the large gain arising from the divestment of the hotel business.

GROUP OVERALL PROSPECTS FOR 2005

The Group's 2005 performance will continue to be driven by contributions from its overseas operations. Furthermore, the recovery in the Singapore market, particularly the residential sector, is expected to provide further underpinning of results.

The Group's 2005 overall performance will be characterised by:-

- a sharper strategic focus after successfully executing the divestments of PREMAS and the hotel business;
- the substantial strengthening of its balance sheet and greater financial capacity to take advantage of higher growth opportunities in the region; and
- the continuing expansion of its footprint in its chosen growth markets of China, Thailand, Japan and Malaysia.

The Group is confident that the full year 2005 profit will be higher than 2004.

11. Dividend

11(a) Any dividend declared for the present financial period? Nil

11(b) Any dividend declared for the previous corresponding period? Nil

11(c) Date payable : Not applicable

11(d) Books closing date : Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

No interim dividend has been declared or recommended in the current reporting period.

13. Segmental Revenue & Results

13(a)(a) By Strategic Business Units (SBUs) – 3Q 2005 vs 3Q 2004

	Revenue			Earnings before interest & tax		
	3Q 2005 (3 mths) S$'000	3Q 2004 (3 mths) S$'000	% Change	3Q 2005 (3 mths) S$'000	3Q 2004 (3 mths) S$'000 (Restated)	% Change
Continuing operations						
Residential	636,747	465,165	36.9	98,421*	89,801*	9.6*
Commercial & Integrated Devt.	28,662	68,295	(58.0)	24,941	29,744	(16.1)
Retail	13,287	20,879	(36.4)	15,524	14,278	8.7
Financial Services	13,876	12,632	9.8	6,256	12,331	(49.3)
The Ascott Group	112,200	51,177	119.2	37,268	23,702	57.2
RHL Group & RCH	51,068	44,974	13.6	18,894	12,931	46.1
Others and Consolidation adjms	(4,517)	(5,406)	(16.4)	1,167	(991)	NM
Total – Continuing operations	**851,323**	**657,716**	**29.4**	**202,471**	**181,796**	**11.4**
Total - Discontinued operations	**132,362**	**154,547**	**(14.4)**	**643,274**	**8,347**	**NM**

Note:
** For Residential SBU, its cost of sales included interest expenses capitalised as part of development costs. Excluding the embedded interest expenses, the earnings before interest and tax for Residential SBU for 3Q 2005 and 3Q 2004 are S$119.6 million and S$116.4 million respectively and the percentage change is 2.7%.*

13(a)(b) By Strategic Business Units (SBUs) – YTD Sep 2005 vs YTD Sep 2004

	Revenue			Earnings before interest & tax		
	YTD Sep 2005 (9 mths) S$'000	YTD Sep 2004 (9 mths) S$'000	% Change	YTD Sep 2005 (9 mths) S$'000	YTD Sep 2004 (9 mths) S$'000 (Restated)	% Change
Continuing operations						
Residential	2,319,358	1,531,542	51.4	303,386*	278,390*	9.0*
Commercial & Integrated Devt.	94,811	213,042	(55.5)	109,938	94,699	16.1
Retail	31,628	75,468	(58.1)	39,562	51,774	(23.6)
Financial Services	41,113	32,049	28.3	25,125	24,331	3.3
The Ascott Group	331,374	156,598	111.6	95,711	66,774	43.3
RHL Group & RCH	144,651	127,826	13.2	44,210	34,769	27.2
Others and Consolidation adjms	(16,094)	(23,121)	(30.4)	12,301	3,383	263.6
Total – Continuing operations	**2,946,841**	**2,113,404**	**39.4**	**630,233**	**554,120**	**13.7**
Total - Discontinued operations	**458,171**	**476,397**	**(3.8)**	**706,320**	**19,386**	**NM**

Note:
** For Residential SBU, its cost of sales included interest expenses capitalised as part of development costs. Excluding the embedded interest expenses, the earnings before interest and tax for Residential SBU for YTD Sep 2005 and YTD Sep 2004 are S$389.1 million and S$338.2 million respectively and the percentage change is 15.1%.*

CAPITALAND LIMITED
2005 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	Revenue			Earnings before interest & tax (including exceptional items)		
	YTD Sep 2005 (9 mths) S$'000	YTD Sep 2004 (9 mths) S$'000	% Change	YTD Sep 2005 (9 mths) S$'000	YTD Sep 2004 (9 mths) S$'000 (Restated)	% Change
The Ascott Group	331,374	156,598	111.6	95,711	85,469	12.0
Raffles Holdings Group	417,073	385,732	8.1	628,249	45,620	NM

13(a)(c) By Geographical Location – 3Q 2005 vs 3Q 2004

	Revenue			Earnings before interest & tax		
	3Q 2005 (3 mths) S$'000	3Q 2004 (3 mths) S$'000	% Change	3Q 2005 (3 mths) S$'000	3Q 2004 (3 mths) S$'000 (Restated)	% Change
Continuing operations						
Singapore	331,705	296,893	11.7	76,496	86,265	(11.3)
Australia & New Zealand	338,219	218,629	54.7	44,072	24,879	77.1
China	90,732	87,258	4.0	38,076	31,588	20.5
Asia (excl. S'pore/China)	18,850	17,255	9.2	21,133	23,724	(10.9)
Europe	71,817	37,681	90.6	22,694	15,340	47.9
Total	**851,323**	**657,716**	**29.4**	**202,471**	**181,796**	**11.4**

13(a)(d) By Geographical Location – YTD Sep 2005 vs YTD Sep 2004

	Revenue			Earnings before interest & tax		
	YTD Sep 2005 (9 mths) S$'000	YTD Sep 2004 (9 mths) S$'000	% Change	YTD Sep 2005 (9 mths) S$'000	YTD Sep 2004 (9 mths) S$'000 (Restated)	% Change
Continuing operations						
Singapore	811,173	845,420	(4.1)	195,722	239,208	(18.2)
Australia & New Zealand	1,508,559	824,747	82.9	146,866	114,167	28.6
China	359,629	321,401	11.9	178,703	124,736	43.3
Asia (excl. S'pore/China)	54,380	52,206	4.2	52,254	53,286	(1.9)
Europe	213,100	69,630	206.0	56,688	22,723	149.5
Total	**2,946,841**	**2,113,404**	**39.4**	**630,233**	**554,120**	**13.7**

14. In the review of performance, the factors leading to any material changes in contributions to revenue and earnings by the business or geographical segments

Please refer to Item 8.

15. Breakdown of Group's revenue and profit after tax for first half year and second half year

Not applicable.

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

Not applicable.

BY ORDER OF THE BOARD

Rose Kong
Company Secretary
11 November 2005

CapitaLand

For Immediate Release
11 November 2005

CapitaLand's profit increases five-fold to S$443.8 million in 3Q 2005 boosting year-to-date profit to S$657.3 million

Singapore, 11 November 2005 – The CapitaLand Group posted a profit after tax and minority interests (PATMI) of S$443.8 million for the third quarter of 2005, a five-fold increase over the corresponding period in 2004. The higher profit was due to the S$364.4 million gain from the sale of the Group's hotel business, as well as better operating performance by the business units. The Group's nine-month PATMI was S$657.3 million, or more than three times the S$194.2 million achieved in the first nine months of 2004.

On a continuing basis (i.e. operations less those that have been sold), the Group's revenue for 3Q 2005 was S$851.3 million, or 29.4% higher than the S$657.7 million recorded in 3Q 2004. The increase was largely due to higher residential sales in Singapore and other markets. Moreover, there were increased contributions from The Ascott Group, especially from its operations in China and its Citadines operations in Europe, which it fully acquired in October 2004. Year-to-date, the Group's revenue of S$2,946.8 million was S$833.4 million or 39.4% higher than the S$2,113.4 million for the corresponding period in 2004. Consequently, year-to-date profit after tax from continuing operations demonstrated considerable strength, growing 22.1% to S$333.5 million compared with the corresponding period in 2004.

Financial Highlights:

Continuing Operations

S$ Million	3Q 05 (3 mths)	3Q 04 (3 mths)	YTD Sep 05 (9 mths)	YTD Sep 04 (9 mths)
Revenue	851.3	657.7	2,946.8	2,113.4
EBIT	202.5	181.8	630.2	554.1
Profit After Tax (PAT)	106.9	95.7	333.5	273.2

Discontinued operations

Profit After Tax (PAT)	639.6	3.7	691.2	7.1

Total

PATMI	443.8	74.7	657.3	194.2

Overseas operations continued to underpin the Group's earnings during this nine-month period. Revenue from overseas operations was 72.5% of the Group's revenue, up from 60.0% a year ago. Overseas EBIT also grew from 56.8% to 69.0%, while overseas assets grew from 45.3% to 47.5% of the Group's total assets.

Dr Richard Hu, Chairman of CapitaLand Group, said, "The increase in earnings is due to the positive contributions by the various business units. In Singapore, our operations including the high-end residential and prime office markets are doing well in line with the broad-based recovery in the Singapore economy. Looking ahead, with the successful divestments of PREMAS and the hotel business, the Group will focus its financial capacity and management resources to grow its real estate and serviced residence businesses. We will continue to take advantage of the growth opportunities in Asian real estate markets."

Liew Mun Leong, President and CEO, CapitaLand Group, said, "The Group has done well both in Singapore and overseas. During the year, we embarked on strategic initiatives that included the sale of our property management services and hotel business. In China, we strengthened our presence through acquisitions in Beijing and successfully set up the US$400 million CapitaLand China Development Fund (CCDF). CCDF, the eighth private equity fund in our portfolio, also demonstrates our ability to tap into the global capital markets. Overall, we are confident that the Group's full year profit in 2005 will exceed that of 2004."

Issued by: **CapitaLand Limited** *(Co. Regn. 198900036N)*
Date: **11 November 2005**

For more information, please contact:

Harold Woo
SVP, Investor Relations
Tel: 68233 210

Basskaran Nair
SVP, Communications
Tel: 68233 554

For the full 3Q 2005 CapitaLand Limited Financial Statement announcement and slides, please visit our website www.capitaland.com

82 - 4507

CapitaLand 3Q 2005 Results



11 November 2005

Disclaimer

These slides may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand

9M 2005 Financial Results

(S$ million)

Continuing Operations	9M 2004	9M 2005	Change
Revenue	2,113.4	2,946.8	39.4%
EBIT	554.1	630.2	13.7%
PBT	370.0	438.0	18.4%
PATMI	190.8	243.5	27.6%

All Operations

All Operations	9M 2004	9M 2005	Change
PATMI (Total)	194.2	657.3*	↑ 238.5%
EPS (S cents)	7.7	25.2	↑ 227.3%

* 9M 2005 total PATMI includes divestment gains from the sale of PREMAS (S$31.1 mil) and the hotel business (S$364.4 mil)

CapitaLand

Key Financial Ratios

	9M 2004	9M 2005	Change
EPS (S cents)	7.7	25.2	Improved
NTA per share (S$)	2.08	2.30	Improved
Net Debt / Equity	0.68	0.35	Improved
Interest Cover Ratio (ICR)	4.5	10.4	Improved
Interest Service Ratio (ISR)	4.3	7.7	Improved

Strong Financial Capacity

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

CapitaLand

Analysis Of Revenue By SBU

SBU	9M 2004 (S$ m)	9M 2005 (S$ m)	Change	Comments
Residential	1,531.5	**2,319.4**	**51.4%**	• Better sales across all regions, particularly Australia which included Freshwater Commercial Tower & residential developments recognised upon completion. • Sold more Singapore units at higher value per transaction.
Commercial & Integrated Dev	213.0	**94.8**	**(55.5%)**	• De-consolidation of 7 buildings transferred to CCT, sale of 268 Orchard Rd & Canary Riverside apts in 2004 offset by divestment gains of Pidemco Tower Shanghai in 2005. • Lower project management revenue from One George St.
Retail	75.5	**31.6**	**(58.1%)**	• Divestment of Plaza Singapura to CMT (Aug 04) and lower project management fee from asset enhancement in Junction 8 partly offset by new China malls contributions.
Financial Svcs	32.0	**41.1**	**28.3%**	• Higher fund management fees from enlarged AUM. • Increased revenue from structuring and advisory business.
Serviced Residences	156.6	**331.4**	**111.6%**	• Consolidation of Citadines and improved performance by serviced residence operations in China.
Others	104.7	**128.5**	**22.7%**	• Improved contribution from RC Hotels.
Discontinued operations	476.4	**458.2**	**(3.8%)**	• De-consolidation of PREMAS partially mitigated by recovery in global travel and demand for hotel business.
Revenue	**2,589.8**	**3,405.0**	**31.5%**	

CapitaLand

Analysis Of EBIT By SBU

SBU	9M 2004 (S$ m)	9M 2005 (S$ m)	Change	Comments
Residential	278.4	303.4	9.0%	• Increased EBIT due to higher contributions from stapling of AWPT 4&5, stronger sales in Singapore. • China operations stable despite government measures.
Commercial & Integrated Dev	94.7	109.9	16.1%	• Divestment gain from Pidemco Tower & Moorgate more than offset contribution loss from de-consolidation of 7 buildings transferred to CCT, lower management fee from One George St & gain from disposal of Shinjuku Square Tower.
Retail	51.8	39.6	(23.6%)	• Higher share of results from CMT insufficient to offset contribution from divested Plaza Singapura.
Financial Svcs	24.3	25.1	3.3%	• Higher recurring fund management, advisory and structuring fees.
Serviced Residences	66.8	95.7	43.3%	• Improved contributions from core serviced residence operations in China and Europe.
Others	38.1	56.5	48.3%	• Improved RevPAR and higher interest income.
Discontinued operations	19.4	706.3	nm	• Improved RevPAR and divestment gains from hotel business and PREMAS.
EBIT	573.5	1,336.5	133.0%	

CapitaLand

Overseas Contributions – 9M 2005
Continuing Operations

47% of Assets Overseas contributed 69% to Group EBIT

By Geographical Location

Total Assets



China 13%
Asia* 8%
Australia & NZ 18%
Europe 8%
Singapore 53%

Total: S$16.7b

Revenue



Australia & NZ 51%
China 12%
Europe 7%
Asia* 2%
Singapore 28%

Total: S$2,946.8m

EBIT



China 29%
Australia & NZ 23%
Asia* 8%
Europe 9%
Singapore 31%

Total: S$630.2m

* Exclude China & Singapore

CapitaLand

Overseas EBIT Growth
Continuing Operations


Overseas EBIT Growth
(S$ million)
420
(110)
295
74
425
340
111
478
177
725
196
434
2000
2001
2002
2003
2004
9M05
Singapore
Overseas

Robust Balance Sheet



% of Fixed Rate Loans
42%
43%
68%
65%
74%
77%
2000
2001
2002
2003
2004
9M05
Finance Costs
S$423m
S$408m
S$284m
S$241m
S$272m
S$256m*
2000
2001
2002
2003
2004
9M05
Net Debt
S$8.2b
S$6.9b
S$5.7b
S$6.2b
S$5.3b
S$3.1b
2000
2001
2002
2003
2004
9M05

* Annualised figure

82 - 4507

Improved Financial Profile


Gearing
0.92
0.87
0.72
0.77
0.71
0.35
2000
2001
2002
2003
2004
9M05
Interest Cover Ratio
0.7
0.9
3.4
3.6
4.8
10.4
2000
2001
2002
2003
2004
9M05
Interest Service Ratio
2.7
3.3
4.6
5.1
5.3
7.7
2000
2001
2002
2003
2004
9M05

9M 2005 Financial Results
Combining Continuing & Discontinued Ops

(S$ million)	9M 2004	9M 2005	Change
Revenue	2,589.8	**3,405.0**	**31.5%**
EBIT	573.5	**1,336.5**	**↑133.0%**
PBT	383.1	**1,138.7**	**↑197.3%**
PATMI	194.2	**657.3**	**↑238.5%**

CapitaLand

Residential Geographical Breakdown

Revenue (S$ million)	9M 2004	9M 2005	Change
Singapore	446	521	17%
China	290	321	11%
Australia & Others	796	1,477	86%
Total	1,532	2,319	↑ 51%

EBIT (S$ million)	9M 2004	9M 2005	Change
Singapore	36	37	4%
China	103	103	-
Australia & Others	139	163	17%
Total	278	303	↑ 9%

CapitaLand

Stages of Income Recognition - S'pore

PROJECT	UNITS	% Sold*	% Completed
		Sep-05	Sep-05
Launched in 2002			
Casabella	82	73%	98%
Launched in 2003			
The Imperial	187	90%	55%
The Botanic on Lloyd	66	89%	67%
Launched in 2004/2005			
Tanglin Residences	43	67%	100%
Varsity Park Condominium	448 (launched)	69%	9%
Citylights	390 (launched)	46%	18%
RiverGate	370 (launched)	53%	4%

* Actual booking of proceeds based on S&P exchanged and revenue accrued based on same basis.

Stages of Income Recognition - China

PROJECT	UNITS	% Sold* Sep-05	% Completed Sep-05
La Cité	712	100%	100%
Oasis Riviera II	446 (launched)	100%	51%
Oasis Riviera III	328 (launched)	50%	54%
La Forêt (Zone A)	172 (launched)	97%	99%
La Forêt (Zone B)	495 (launched)	56%	49%

* Actual booking of proceeds based on S&P exchanged and revenue accrued based on same basis.

Singapore Residential – New Launches

Project	Description
Citylights (Ph 2), 99-year leasehold	210 high-rise city units awaiting launch
RiverGate (Phase 2), Freehold	175 riverfront units awaiting launch
RiverEdge, 99-year leasehold	135-unit riverfront development
Melia at Scotts site, Freehold	80-unit luxury city development
Meyer Tower/First Mansion site	350-unit freehold development at East Coast


RiverGate


Tanglin Residences

China Residential – New Launches

Project	Description
Oasis Riviera (Ph 3), Shanghai	New blocks of 314 high-rise apartments
Parc Tresor, Shanghai	Launching 70 out of 740 suburban apartments
Westwood Green, Shanghai	Launching 51 townhouses out of total 429
La Forêt, Beijing	Zone C – 999 high-rise apartments
Beijing Orchid Gardens, Beijing	247 Villas & terraces, launched 108 units
Beau Monde, Guangzhou	386 high-rise CBD apartments


Oasis Riviera


Tianhe site, Guangzhou

CapitaLand

AUM Growth


S$ billion
7
6
5
4
3
2
1
0
2.12
3.07
6.13
6.85
2002
2003
2004
YTD Sep05
Eureka Office Fund
China Residential
CapitaMezzo
CMT
CCT
Jpn Rental Housing
CapitaRetail S'pore
Japan Retail
IP Prop Fund

All funds in total have additional S$4.1 bil of investible capital (including leverage) as at Sep 05

CapitaLand

Leases Up For Renewal



Singapore Commercial Properties (% of Area)
19%
29%
22%
38%
27%
19%
26%
22%
17%
Office*
Retail
Industrial
2005
2006
2007

* Excludes CCT portfolio

Occupancy


Singapore Commercial Properties
91%
94%
97%
97%
64%
73%
Office*
Retail
Industrial
As at Dec 04
As at Sep 05

* Excludes CCT portfolio

Thank You

CapitaLand

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-Nov-2005 17:18:42
Announcement No.	00062

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand Property Group – "Australand announces a $78 million CMBS 'tap issue'"
Description	CapitaLand Limited's subsidiary, Australand Property Group, has today issued an announcement on the above matter, as attached for information.
Attachments:	APG.annc.11Nov05.pdf Total size = **334K** (2048K size limit recommended)

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AUSTRALAND

82-4507

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

11 November 2005

Australand announces a $78 million CMBS 'tap issue'

Australand today announced its third issue of notes under its existing $335 million Commercial Mortgage Backed Securitisation ("CMBS") issue ("AFL Series 2004-1").

The $78 million 'tap issue' will have the same scheduled maturity date of 25 June 2009 and final maturity date of 28 December 2010 as the existing notes on issue. All the additional notes will be issued at each existing rating level. The new issuance follows the inclusion of Australand's 50% interest in the newly developed commercial office tower, Freshwater Place, located at Southbank, Melbourne Victoria.

The tap issue will be used to repay existing debt and comprises:

Australand Finance Limited

Class	Preliminary Rating	Amount ($ millions)
A	AAA	50.5
B	AA	2.0
C	A	10.5
D	BBB	11.5
E	BBB-	3.5

The notes are ultimately backed by a highly diverse and fully cross collaterised pool of 22 commercial and industrial properties, characterised by a good quality tenancy base with a weighted average lease profile of 7.4 years.

Attached is a copy of Standard & Poor's Presale Report on the tap issue.

For further information please contact:

David Craig
Chief Financial Officer
Phone: 61 2 9767 2145
Email: dcraig@australand.com.au

STANDARD &POOR'S

Structured Finance

PRESALE REPORT

This presale report is based on information as of Nov. 11, 2005. The ratings shown are preliminary. This report does not constitute a recommendation to buy, hold, or sell securities. Subsequent information may result in the assignment of final ratings that differ from the preliminary ratings. Please call Standard & Poor's at (61) 3-9631-2000 for the final ratings when assigned.

Profile

Expected closing date:
Nov. 21, 2005.

Scheduled maturity date:
June 25, 2009.

Final maturity date:
Dec. 28, 2010.

Collateral:
The notes are ultimately secured by first-ranking mortgages over a fully cross-collateralized pool of 22 commercial and industrial properties.

Issuer:
Australand Finance Ltd.

Responsible entities:
Australand Property Ltd. and Australand Investments Ltd.

Primary credit enhancement:
Overcollateralization.

Bank account provider:
Commonwealth Bank of Australia Ltd.

Manager:
Rylehall Pty Ltd.

Supporting Rating

Liquidity facility provider:
Westpac Banking Corp. (AA-/Stable/A-1+).

Analyst:
Philip Grundy
Melbourne
(61) 3-9631-2063

philip_grundy
@standardandpoors.com

Australand Finance Ltd. Series 2004-1

A$78 Million Commercial Mortgage-Backed Notes

Preliminary ratings as of Nov. 11, 2005

Class	Preliminary rating*	Preliminary amount (mils. A$)	Initial loan-to-value ratio (%)	Debt-service coverage ratio (x)
A	AAA	50.5	40.0	2.2
B	AA	2.0	46.0	1.9
C	A	10.5	54.1	1.6
D	BBB	11.5	64.1	1.4
E	BBB-	3.5	67.1	1.3

*The rating on each class of securities is preliminary and subject to change at any time.

Affirmed ratings as of Aug. 3, 2005

Class	Rating	Amount (mils. A$)	Loan-to-value ratio (%)	Debt-service coverage ratio (%)
A	AAA	196.0	40.0	2.3
B	AA	35.0	47.2	1.9
C	A	39.0	55.1	1.6
D	BBB	50.0	65.3	1.4
E	BBB-	15.0	68.4	1.3

Rationale

The preliminary ratings assigned to the notes to be issued by Australand Finance Ltd. (AFL) reflect the ability of the issuer to pay interest on each payment date and principal on or before the legal final maturity date. Standard & Poor's assessment takes into account the quality and diversity of the collateral pool of securities, the cash flow coverage and debt level, the liquidity support provided, insurance coverage, and the transaction structure.

Background and Rating Affirmation of Existing Notes

This is the third issue of notes under the AFL Series 2004-1 program, launched in June 2004. At that time, Standard & Poor's assigned ratings to A$315 million multitranche commercial mortgage-backed securities (CMBS) issued by AFL. AFL issued a further A$20 million of fully fungible notes in August 2005, and now intends to issue an additional A$78 million of Series 2004-1 notes. The additional notes will be fully fungible with, and have the same scheduled and final maturity dates as, the existing Series 2004-1 notes.

The increased note issuance will be supported by the inclusion of Australand's 50% interest in "Freshwater Place", a newly developed Melbourne premium office tower, into the collateral security pool. The notes will also benefit from an increase in capital value and cash flow arising from the expansion of an existing security property at Heathwood in Queensland.

With the inclusion of Freshwater Place, the notes will be supported by a diverse and fully cross-collateralized pool of 22 commercial and industrial properties held by Australand through various trusts and subsidiaries. The collateral security pool comprises a mix of high quality commercial office buildings, campus-style office parks, and industrial office/warehouses and distribution centers.

Standard & Poor's analysis of the collateral assets involved inspecting the majority of the security properties and the application of established CMBS methodology to determine the stabilized cash flow and capital value for rating purposes. When the transaction initially

launched in 2004, Standard & Poor's had determined the capital value of the collateral pool at A$484.5 million and the stabilized cash flow generated by the assets at A$40.6 million, compared with the then-independent value of A$535.9 million and passing income of A$44.3 million (as at June 2004). Standard & Poor's assessed capital value and stabilized net cash flow derived from the collateral security pool upon the inclusion of Freshwater Place and expansion of Heathwood is A$615.7 million and A$50.4 million respectively. The current independent value of the collateral pool is A$714.6 million, with a net passing income of A$58.2 million.

Strengths and Weaknesses

Strengths

The strengths of the transaction observed in the rating analysis are:

- The quality and diversity of the collateral pool of properties supporting the CMBS, and the level of overcollateralization that has been provided. The 22 properties charged as collateral security are well located in solid commercial or industrial precincts across five states. The portfolio comprises 73% office properties and 27% industrial properties;
- The properties generate significant annual rental income, and the weighted-average lease maturity of the collateralized pool, at around 7.4 years, is well above most other office and industrial property trusts. About 52% of current rental income is derived from investment-grade tenants;
- The transaction is structured so that the required payment obligations to the issuer under the secured loan will fully match fund interest, principal, and transaction expenses of the issuer. Although Standard & Poor's has assessed the cash flow and capital value of each asset separately, the notes will benefit from full cross-collateralization;
- The collateral security properties, , have an average age of approximately three years; and
- Australand, one of Australia's largest diversified property groups, continues to manage the properties and brings a high level of experience and expertise to the transaction. As managed investment schemes, Australand Property Trust (APT), , Australand Property Trust No. 4 (APT4) and their relevant subtrusts are subject to rigorous statutory reporting and corporate governance obligations.

Weaknesses

Weaknesses identified in the transaction are:

- Although Freshwater Place increases tenant diversity, the portfolio comprises a large proportion of single-tenant properties and tenant diversity continues to be limited when compared with other Australian multiproperty, single-borrower CMBS transactions. There are currently 44 tenants leasing space in the collateral pool, with the 10 largest (by proportion of rental) accounting for around 65% of total income, and the top six generating around 47% of total income. As a consequence, the potential impact on cash flow from the loss of a single tenant within the pool could be significant. The level of tenant diversity is largely mitigated by overall tenant quality, with around 52% of current passing income derived from tenants that carry investment-grade ratings. Of the top six, four carry investment-grade ratings, including the Australian Commonwealth Government (AAA/Stable/A-1+) and the New South Wales State Government (AAA/Stable/A-1+), which together generate about 14% of total rental income. Only three of the top ten tenants are unrated. These are PricewaterhouseCoopers which contributes 8% of rental income and Australand, which contributes 7% and TNT Australia Pty Ltd. at 5%;
- The overall geographic diversity of the pool has improved with the addition of Freshwater Place; the portfolio now comprises 52% New South Wales properties and 37% Victorian assets. Nevertheless, the distribution of capital value is uneven, with about 53% of the total capital value of the collateral pool spread across three sites: Freshwater Place in Melbourne (19.5%), Rhodes in NSW (19.7%), and the fringe of Sydney's CBD (13.8%);
- The transaction is structured on an interest-only basis, with no amortization of principal until the scheduled maturity date. This bullet repayment creates a significant repayment risk at the scheduled maturity date. If the notes are not repaid or refinanced at that time, the transaction will move into an 18-month tail period, during which time properties may be sold at the direction of the security trustee, with sale proceeds ultimately passed to noteholders on payment dates; and
- The transaction allows Australand to raise further debt or unrated subordinated debt secured by the collateralized security pool. The ability to raise further debt is governed by

the transaction documents and, accordingly, Australand may raise further debt secured by the collateral properties, subject to rating affirmation.

Rating Transition Analysis

The ratings on the notes may be affected by a sustained and material deterioration in the quality and performance of the underlying security properties. This may involve either the loss of larger tenants, if not replaced within a reasonable period, and/or significant erosion in the capital value of the security pool. Economic factors, and property market fundamentals, as well as quality of management, will, therefore, be the key influencing features over the term of the transaction.

Loss of key tenants may not have an immediate impact on ratings. Standard & Poor's analysis of the assets and stabilized cash flows has included an allowance for vacancy and re-leasing of properties. Given the quality and locational attributes of the assets and levels of cash flow coverage available, it should be possible to re-lease properties on commercial terms within a reasonable timeframe. Noteholders will also have the benefit of a liquidity facility—to be increased to A$19.2 million from A$15.6 million, equivalent to around six months' interest on all rated notes, plus priority expenses—which will be available to sustain transaction cash flows during re-leasing periods, if required.

The security properties are generally well located in their markets. They are all relatively new, high-quality assets that are unlikely to require any material capital expenditure during the transaction term. Under the transaction documents, Australand is required to continue to undertake repairs and maintenance of the properties to maximize occupancy levels and property revenue over the transaction term.

Transaction Structure

The AFL Series 2004-1 notes have a remaining term-to-scheduled maturity of just less than four years, with an 18-month tail period. The notes are ultimately supported by first-ranking charges over 22 commercial and industrial properties located throughout Australia.

Chart 1
Australand Finance Ltd. Transaction Structure


Perpetual Trustee Co. Ltd. (Australand Finance Ltd. Security Trustee)
Series 2004-1 (Noteholders)
Senior notes
Rylehall Pty Ltd. (Manager)
Fixed and floating charge
Australand Finance Ltd. (Issuer)
Liquidity and Swap Providers (as Required)
P.T. Ltd. (Australand Security Trustee)
Secured loan
Australand Holdings Ltd. (Borrower)
Guarantee and indemnity
Australand Property Trust (Asset-Owning Entities)
Australand Property Trust No. 4 (Asset-Owning Entity)

The issuer, AFL, is a special-purpose vehicle (SPV), established as a fully segregated issuer, responsible for raising debt on behalf of Australand. AFL issues fixed- or floating-rate notes and on-lends the proceeds of issuance to Australand Holdings Ltd. (AHL) through a secured loan structure. AHL will then apply funds as required. Proceeds of the initial issuance, and this increase, will be applied to refinance existing debt.

The secured loan between AFL and AHL is structured to ensure that AFL has sufficient funds available at all times to meet its obligations to secured creditors (including noteholders, liquidity providers, and swap counterparties). The loan principal is repayable on the scheduled maturity date and not later than the final maturity date (18 months later), and interest and charges will fully match fund AFL's obligations.

The issuer is a member of a consolidated tax group for income tax purposes, having entered into a tax-sharing agreement with AHL. The consolidated tax group comprises AHL and its wholly owned subsidiaries. The intention of the tax-sharing agreement is to limit any tax liability of AFL with respect to the group liability, to a reasonable allocation of the group's total tax liability, comparable to AFL's position on a standalone basis. AHL, as head of the group, will be responsible for administration of the agreement, maintaining its currency and effectiveness, and must ensure timely delivery of the agreement to the Australian Tax Office (ATO), if required, to ensure that AFL maintains the tax allocation provided for in the tax-sharing agreement.

Security

The issuer has granted a first-ranking security interest over all of its assets, including its rights under the secured loan between itself and AHL, to the AFL security trustee for the benefit of secured creditors.

Repayment of the loan from AFL to AHL is ultimately secured by first-ranking real property mortgages over the 22 properties held by Australand through various trusts and subsidiaries, along with first-ranking interests in the assets and undertakings, including relevant bank accounts, associated with those secured properties. Australand Property Ltd. (APL) as responsible entity (RE) of APT and Australand Investments Ltd. (AIL) as RE of APT4 , , together with the responsible entities of the relevant sub-trusts, will guarantee AHL's undertakings. These guarantees are supported by first-ranking mortgages over the collateral properties. All security for the loan between AFL and AHL will be charged to the AG security trustee for the benefit of AFL.

As noted above, the principal balance under the secured loan between AFL and AHL is repayable on the scheduled maturity date. If, for any reason, AFL is not repaid on the scheduled maturity date, then it must act in accordance with the provisions of the issuer security trust deed. Unless the security trustee agrees otherwise, Australand will be required to begin sale of the properties so that the outstanding principal is repaid as quickly as possible and no later than the final repayment date.

In addition to the rated notes, the collateral security pool also secures, on a fully subordinated basis, a multi-option facility (MOF) raised by AFL on behalf of Australand. There is no capacity for the MOF providers to trigger default or early repayment of notes.

A full list of the core properties and overview of the portfolio is included in "Collateral Description" and *Table 1*.

Management and Ownership

Australand was established in November 2003 by stapling the units in Australand Property Trust to the ordinary shares in AHL, thereby forming Australand stapled securities. In October 2005, Australand implemented a merger with APT4 and Australand Property Trust No.5 (APT5), which involved stapling the existing Australand shares and Australand Property Trust units to new APT4 and APT5 units. Australand has grown into one of Australia's largest diversified property groups. The group is organized into three operating divisions: (i) residential, (ii) commercial/industrial, and (iii) property investment. Activities include development, ownership, and management of commercial and industrial properties, and development of residential land, housing, and apartment buildings.

Australand's stapled securities are listed on the Australian and Singapore stock exchanges with a current market capitalization of around A$1.6 billion. Australand is ranked in the top 150 listed Australian companies. The major security holder is the Singapore-based property group CapitaLand Ltd., with around 53% of issued capital.

The activities of AFL are managed by Rylehall Pty Ltd., a wholly owned subsidiary of AHL.

Collateral

The collateral that ultimately secures the notes consists of a fully cross-collateralized pool of 22 commercial and industrial properties. The assets are distributed among five states and include several property classes. Around 73% of the value of the collateral portfolio is in commercial office properties and the balance is in industrial office/warehouse or distribution centers.

The portfolio is characterized by a number of single-tenant buildings, with long-term leases to quality tenants.

Three buildings within the collateralized pool are located in Rhodes Corporate Office Park, Rhodes, New South Wales, and are known as Buildings B, C, and D. Rhodes is a relatively new campus-style office park located 14 km west of the Sydney CBD. Nestlé Australia Ltd. (AA+/Negative/A-1+) leases all of Building D, the most prominent building, located at the front of the development. Building C is the head office of Australand, which leases the property on terms expiring in July 2011.

When the AFL CMBS program was launched in June 2004, Building B at Rhodes was only partially let. Nestlé Australia Ltd. (Nestlé; AA+/Negative/A-1+) occupied around 28% of the net lettable area (NLA), with the balance of the available space subject to a rental guarantee from Australand. Building B is now fully leased. Nestlé has increased its tenancy to 35% of

NLA, but National Australia Bank Ltd. (NAB; AA-/Stable/A-1+) is now the largest tenant, with around 51% of NLA, on lease terms that expire in July 2012.

The Henry Deane and Gateway buildings are two newly developed commercial office buildings located adjacent to each other in the southern part of Sydney's CBD, about 2 km from the GPO, next to Central station. The properties are leasehold, with around 97 years remaining on the ground leases, and both benefit from long leases to 'AAA' rated government tenants. The location, quality, and tenant profiles of the buildings are considered strengths.

Freshwater Place is a newly completed Premium office tower located in Melbourne's Southbank precinct. The building is approximately 91% occupied and was constructed with commitments from major tenants, including PricewaterhouseCoopers, which occupies approximately 42% of NLA and H J Heinz, with 6% of NLA. Both PricewaterhouseCoopers and H J Heinz are on long lease terms. The development comprises 38 -level office towers, 553 car spaces, and a six-level podium building. The building is of a high quality and is well located just outside the Melbourne CBD, close to public transport and major arterial roads. The developer, Australand Holdings Ltd., has provided a rental guarantee to building owners. The level of rental income currently derived at Freshwater Place is higher than market and this has been taken into account in our analysis.



Freshwater Place, Southbank, Melbourne

82 - 4507

Table 1 – Property Summary

Property	Size (m²)	Current independent valuation (A$ mils.)	Major tenants (incl. year of expiry)
New South Wales			
Building D, Rhodes Corporate Office Park, Rhodes ***(commercial office)***	17,238	61.5	Nestlé Ltd. (AA+/Negative/A-1+), November 2013
The Gateway Building, 26–30 Lee Street, Sydney ***(commercial office)***	12,530	59.0	Commonwealth of Australia (AAA/Stable/A-1+), March 2012
Tower A, 197–201 Coward Street, Mascot ***(commercial office)***	12,700	46.25	TNT Australia Pty Ltd., July 2013
Building B, Rhodes Corporate Office Park, Rhodes ***(commercial office)***	12,793	42.25	National Australia Bank Ltd. (AA-/Stable/A-1+), July 2012. Nestlé Australia Ltd. (AA+/Negative/A-1+), July 2008 & July 2013
Henry Deane Building, 20 Lee Street, Sydney ***(commercial office)***	9,112	39.3	New South Wales Government,(AAA/Stable/A-1+), November 2011
Building C, Rhodes Corporate Office Park, Rhodes ***(commercial office)***	10,827	37.2	Australand, July 2011
Lots 206 & 208, Greystanes Business Hub, Greystanes. ***(office/warehouse)***	25,705	35.0	Cadbury Schweppes Australia Ltd. (BBB/Stable/A-2), February 2013
Walters Road, Arndell Park ***(office/warehouse)***	17,733	24.0	Exel (Australia) Pty Ltd., April 2012
8 Stanton Road, Seven Hills ***(office/warehouse)***	10,708	15.5	Panasonic Australia, May 2012
10 Stanton Road, Seven Hills ***(office/warehouse)***	7,065	9.5	Asics Oceania Pty Ltd., April 2011
Queensland			
57–71 Platinum Street, Crestmead ***(office/warehouse)***	19,299	17.5	Stramit Corp. Pty Ltd., Nov. 2011
5–7 Trade Street, Lytton ***(office/warehouse)***	14,479	14.0	Berri Ltd., May 2011
99 Shettleston Street, Rocklea ***(office/warehouse)***	15,186	13.0	Amcor Ltd. (BBB/Negative/A-3), Dec. 2006
51 Stradbroke Street, Heathwood ***(office/warehouse)***	14,916	17.2	B&R Enclosures Pty Ltd., August 2020
16 Archimedes Pl, Murarrie ***(office/warehouse)***	4,011	6.8	HPA Ltd., June 2008
South Australia			
102 Coglan Road, Outer Harbour ***(office/warehouse)***	6,626	7.4	Southcorp Ltd. (BBB-/Stable/NR), April 2011
Victoria			
Freshwater Place, 2 Southbank Boulevard, Southbank* ***(commercial office)***	54,871	139.2	PricewaterhouseCoopers, June 2017, H J Heinz, August 2015.
690 Springvale Road, Mulgrave ***(commercial office)***	21,458	68.4	Coles-Myer Ltd. (BBB/Stable/A-2), April 2017
Building 10, 658 Church Street, Richmond ***(office/warehouse)***	8,067	27.0	Ansell Ltd., (BB+/Stable/NR), Sep. 2007
35–59 South Park Drive., Dandenong ***(office/warehouse)***	21,345	15.1	New Clicks (Australia) Pty Ltd., May 2014
60 Annandale Road, Tullamarine ***(office/warehouse)***	16,276	12.475	Willow Ware Australia Pty Ltd., May 2018
Western Australia			
811 Abernathy Road, Forrestfield ***(office/warehouse)***	7,021	7.0	Toll Ipec Pty Ltd., July 2012

[*50% interest]

Tenancy Profile and Lease Maturity Risk

Rental income generated by the collateral portfolio of security properties is derived from a total of 44 tenants.

The portfolio reports strong occupancy levels with a combined occupancy of around 98%, with a weighted-average lease term to maturity of about 7.4 years. Around 10% (by value) of the leases are due to mature during the transaction term. The single largest maturity during the transaction term is the lease to Ansell Ltd. (BB+/Stable/--), which represents 4% net passing income from the collateral pool.

Ansell Ltd. leases a suburban office building at Richmond in Victoria on terms that expire in September 2007, but with a further three-year option. The property is a modern, A-grade suburban office development around 3 km from the Melbourne CBD, and is within easy access to public transport and Melbourne's major freeway network, CityLink. The development comprises a four-level building with an NLA of around 8,067 m^2. If, for any reason, Ansell Ltd. does not exercise its option to renew its lease, the subject property may be vulnerable to the pressures on the Melbourne office market. The Melbourne office market is expected to face oversupply issues for some time yet. Given the quality and location of the building, it is reasonable to expect that at least some of the space could be re-leased on commercial terms over a reasonable timeframe.

Standard & Poor's analysis of the collateral properties includes derivation of an appropriate vacancy factor, re-letting periods, and an allowance for leasing costs. In Standard & Poor's view, the cash flow generated by the collateral pool is sufficiently robust to continue to meet the payment obligations of the notes in the unlikely event that none of the space with lease maturity within the transaction term is re-leased.

Table 2 – Top 10 Tenants as a Percentage of Collateral Portfolio Net Income

Tenant	*Net property income (%)*
Nestlé Australia Ltd. (AA+/Negative/A-1+)	11
Commonwealth of Australia (AAA/Stable/A-1+)	8
ColesMyer Ltd. (BBB/Stable/A-2)	8
PricewaterhouseCoopers	8
Australand	7
New South Wales Government (AAA/Stable/A-1+)	6
Cadbury Schweppes Australia Ltd. (BBB/Stable/A-2)	5
TNT Australia Pty Ltd.	5
Ansell Ltd. (BB+/Stable/NR)	4
National Australia Bank Ltd. (AA-/Stable/A-1+)	3
Total	***65***

Chart 2

Australand Finance Ltd. Series 2004-1 Lease Maturity Profile


Gross income
30
25
20
%
15
10
5
0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015+

Credit Evaluation

Standard & Poor's assessment of the stabilized cash flow derived from the 22 security properties is A$50.4 million, with a Standard & Poor's assessed capital value of A$615.7 million, compared with the current passing rent of A$58.2 million and total independent valuation of A$714.6 million.

Debt Sizing

The loan-to-value ratio (LTV) and debt-service coverage ratio (DSCR) levels adopted for this transaction reflect:

- The diversity and quality of the fully cross-collateralized pool of 22 commercial and industrial properties;
- The historic cash flow and capital value volatility of markets in which the properties are located in Australia; and
- The transaction structure and tenor of the notes.

The increase in debt issuance capacity is the product of the addition of Freshwater Place to the collateral security pool and Standard & Poor's re-assessment of the capital value and stabilized cash flow of the Heathwood property as a result of expansion of the building. Standard & Poor's has not revised the required DSCR thresholds. The addition of Freshwater—which is now the single largest asset in the collateral pool, representing just under 20% of total value and which has a relatively low yield—has necessitated a modest reduction in LTV thresholds to ensure that the DSCR thresholds were not exceeded.

Table 3 details the required DSCR levels and corresponding debt issuance amounts.

Table 3 – Rated Debt Issuance Summary (Potential Debt Issuing Capacity)

Rating	*DSCR* (x) based on the stabilized cash flow and a fixed interest rate of 6.5%¶*	*Analyzed DSCR (x) based on the stabilized cash flow and a 9.25% refinance rate*	*LTV§ (%)*	*Potential debt (mils. A$)*
AAA	3.2	2.2	40.0	246.5
AA	2.7	1.9	46.0	37.0
A	2.3	1.6	54.1	49.5
BBB	2.0	1.4	64.1	61.5
BBB-	1.9	1.3	67.1	18.5

*DSCR–Debt-service coverage ratio. ¶Hypothetical interest-rate assumption. §LTV–Loan-to-value ratio. The LTV is based on Standard & Poor's assessed values.

Right to Deal in the Security Properties

The transaction documents allow Australand to acquire or sell secured properties before the scheduled maturity date in certain circumstances. If the property being acquired is to become part of the collateral security pool, the acquisition will require rating affirmation on the notes.

Australand may dispose of a secured property if the sale proceeds are deposited into the sale proceeds account, the sale is made on arms-length terms and for fair market value, and Standard & Poor's provides rating affirmation. Rating affirmation is required for withdrawals from the sale proceeds account, other than for investment in approved investments or withdrawal of funds in excess of the gearing cap.

Australand may substitute collateral assets subject to rating affirmation. Australand may acquire properties funded by another financier or third party whose recourse is limited to those properties, or, where there is recourse to the subject properties, that recourse is fully subordinated to the interests of the CMBS noteholders and rating affirmation has been obtained.

Capital Expenditure

Australand is required to undertake repairs and maintenance of the properties in the ordinary course of business, with the objective of maximizing occupancy levels, property revenue, and capital value during the term of the CMBS. Noncompliance with capital expenditure requirements will not, however, be an event of default.

Standard & Poor's has factored into its assessed stabilized cash flow an estimation of a limited sinking fund allowance consistent with prudent property management practice.

Industrial Special Risks Insurance

The respective responsible entities are required to maintain insurance coverage that meets Standard & Poor's criteria, that covers the portfolio for the full reinstatement of the properties, public liability, and any business interruption/loss-of-rental effects on its cash flows. Existing insurance arrangements satisfy Standard & Poor's requirements.

Structural Considerations

Bank Accounts

All rental receipts are paid directly into collection accounts, which are secured by a fixed-and-floating charge in favor of the AG Security Trustee. Property expenses and amounts payable under the loan are paid from this account in accordance with transaction documents. Appropriate ledger and accounting systems are in place to assist in the identification of relevant funds.

Liquidity Facility

Noteholders benefit from an A$19.2 million liquidity facility, increased from the previous level of A$15.6 million. The limit of the liquidity facility has been sized based on six months' of noteholder payments at Standard & Poor's stressed interest rate and six months' of transaction expenses (such as trustee fees, rating fees, and administration fees, but excluding permitted property expenses).

If the liquidity drawn amounts are not repaid from excess cash flow, they will be repaid from capital recoveries associated with the enforcement and sale of secured assets, if required. As these fully drawn liquidity amounts rank equally with noteholders, this would have the effect of adding a further A$19.2 million of debt ranking pari passu with 'AAA' noteholders, and equivalent to around 3% of Standard & Poor's assessed capital value.

Refinancing Risk

The transaction comprises interest-only notes with a soft bullet maturity. The failure of the issuer to repay the notes on the scheduled maturity date will not be an event of default. Instead, the AG Security Trustee will have the capacity to direct the progressive and orderly realization of the collateral assets over a period of up to 18 months, if required. This will enable the issuer to repay notes no later than the final maturity date.

In assessing the appropriateness of the tail period, Standard & Poor's has considered the potential resale market for investment-grade commercial property in Australia, which is

dominated by domestic property trusts, institutions, syndicates, and private investors. Investment activity in Australian investment-grade property currently is sound. These positive market fundamentals, combined with the anticipated performance of the portfolio, bode well for the timely sale of the secured assets if the issuer is unable to refinance during the tail period. If market conditions deteriorate, the noteholders have the benefit of LTV and DSCR rating thresholds, enabling them to withstand a significant decline in both income and property value.

Between the scheduled maturity date and the final maturity date, the notes attract a step-up margin, which provides a financial incentive to refinance on the scheduled maturity date.

Chart 3

Australian Property Market Performance - Total Return Index


Australian office
Australian retail
Australian industrial
1,400
1,200
1,000
800
600
400
200
0
Dec-84
Dec-85
Dec-86
Dec-87
Dec-88
Dec-89
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04

SOURCE: Property Council of Australia

Surveillance

Surveillance will be maintained on this transaction while rated, until the notes mature or are otherwise retired.

Analytical Contacts

Primary analyst: Phil Grundy, associate director, Melbourne, (61) 3 9631-2063
CMBS analytical manager: Peter Eastham, director, Melbourne, (61) 3 9631-2062

Surveillance manager: Belinda Smith, associate director, Melbourne, (61) 3 9631-2068
Surveillance analyst: Ketty Tai, rating specialist, Melbourne (61) 3 9631 2178

Related Research

- *Australian Commercial Mortgage-Backed Securitization – The Rating Process*, published April 6, 2001.
- *Things That Matter: The Australian Commercial Real Estate-Backed Securities Market*, published March 3, 2003.

The above articles are available on RatingsDirect, Standard & Poor's Web-based credit analysis system, at www.ratingsdirect.com. They can also be found on Standard & Poor's Web site at www.standardandpoors.com. Under Credit Ratings select News & Analysis. Then find the article under Commentary & News.

A rating is not a recommendation to purchase, sell or hold a security, in as much as it does not comment as to the market price or suitability for a particular investor. A debt rating is a current assessment of the ability of a borrower to repay principal and interest with respect to a specific long or short term obligation in a timely manner.

Ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, information or other circumstances.

This rating report is not issued in conjunction with, or as part of, any information or offering document and Standard & Poor's has had no role in relation to the preparation of any such document (other than as may be disclosed in any such document) and makes no representations or warranties as to the accuracy, completeness or appropriateness of any information contained in any such document.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-Nov-2005 13:02:32
Announcement No.	00024

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News release by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited – "Market Street Car Park 50% pre-leased before the start of asset enhancement work"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has on 11 November 2005 issued a news release on the above matter, as attached for information.
Attachments:	CCT_MSCP_11Nov05.pdf Total size = **93K** (2048K size limit recommended)

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CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
11 November 2005

Market Street Car Park 50% pre-leased before the start of asset enhancement work

Singapore, 11 November 2005 – Asset enhancement work will start today on Market Street Car Park and already 50% of the space at the property has been pre-leased. Positioned as "the place to unwind in the city centre" the new F&B and services outlets will complement the property's existing car park facility to serve the downtown business crowd. It will be a cozy gathering place for business executives to unwind during breaks and after work. Repositioning of the tenant mix and refurbishment works including a new facade are to be completed by September 2006. The 800-lot car park will remain open while works are underway.

The eight-storey Market Street Car Park is located in the Raffles Place Central Business District (CBD), Singapore's prime financial and commercial hub. It is one of the properties owned by CapitaCommercial Trust (CCT). The asset enhancement plan capitalises on the property's prime location to reinforce its position as the preferred car park hub in the CBD. This plan is timely in view of the impending growth in business activities upon the completion of new buildings in the vicinity. The revamp will cost about S$14 million.

Mr Martin Tan, CEO of CapitaCommercial Trust Management Limited, the manager of CCT, said: "The Market Street Car Park is a familiar name to the business community in the CBD. We are creating a convenience destination, providing not only parking facilities which is the main use of the property, but also catering to our patrons' shopping and dining needs. The response from the market has been extremely encouraging and we have pre-leased close to 50%, or over 9,500 square feet of space, even before commencement of enhancement work. Retailers and F&B operators are excited by what we have offered and a queue has started for the remaining space."

The new façade of Market Street Car Park features an iconic vertical mast structure which will be lit at night. Some prime ground floor units will have high ceiling shop fronts that enhance presence and provide maximum exposure to customer traffic. For a conducive dining and shopping ambience, an air-conditioned atrium illuminated by sky light will be

created. At the centre of the atrium, a transparent glass lift lobby provides a view of the shops in the atrium.

Honjin @ The Pod, occupying the standalone F&B corner, will offer a unique culinary experience with its Pan-Asian menu. Other tenants include All Time Favourites Kopitiam, a local café featuring a wide selection of local food, a pharmacy, convenience stores and beauty services.

About CapitaCommercial Trust (www.capitacommercial.com)

CCT is Singapore's first commercial property REIT with a market capitalisation of S$1.4 billion. Its aim is to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$2.1 billion portfolio of eight prime properties in the Central Business District of Singapore. The properties are Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

CCT is managed by an external manager, CCTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Issued by CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

For media enquiries, please contact:

Julie Ong, DID: (65) 6823 3541; Mobile: (65) 97340122 Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Adrian Chui, DID: (65) 6826 5646; Email: adrian.chui@capitaland.com.sg
Heng Hui Lin, DID (65) 6826 5841, Email: heng.huilin@capitaland.com.sg

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-Nov-2005 17:37:10
Announcement No.	00075

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release by CapitaLand Limited's subsidiary, The Ascott Group Limited – "The Ascott Group Wins The Third International Travel Industry Award Within Three Months"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	TAG_TAMANewsRelease_14Nov05.pdf Total size = **332K** (2048K size limit recommended)

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November 14, 2005
For Immediate Release

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

NEWS RELEASE

The Ascott Group Wins The Third International Travel Industry Award Within Three Months

The Ascott Metropolis Auckland Wins Prestigious 2005 World Travel Award

The Ascott Metropolis Auckland, managed by The Ascott Group (Ascott), has been voted the best accommodation in the 2005 World Travel Awards under the *New Zealand's Leading Hotel* category. The annual award is regarded as one of the most prestigious in the travel industry. This is Ascott's third travel industry award within three months. Earlier this year, it bagged the TTG Asia Media's *Best Serviced Residence Operator* award in October and the Business Traveller's 2005 *Best Serviced Residence Brand* and *Best Serviced Residence in Asia Pacific* awards in September. Ascott's Somerset on the Pier, Hobart, also won the prestigious *Deluxe Accommodation category of the Tasmanian Tourism Awards last year.*

Mr Cameron Ong, Chief Executive Officer of Ascott said: "Ascott is honoured to have won an award that is reputed to be the world's most comprehensive travel awards especially when it is a vote by industry peers. This accolade to our New Zealand colleagues, coming on top of the recent accolades that the Group has received, would not have been possible without the consistent hard work and team effort by the Group's staff. The awards are also a strong endorsement of the effectiveness of our 'Heartware' campaign which emphasises going the extra mile and delivering service from the heart for our residents."

Ms Allison Englebretsen, General Manager of The Ascott Metropolis Auckland, received the award at the World Travel Awards' 12th annual ceremony held in London's prestigious Royal Opera House yesterday. "The travel industry has come to regard the World Travel Awards as the best endorsement that any travel product could receive. Winning the award is a strong recognition of our achievements by the industry. We'll strive to enhance Ascott's service quality and product offerings to make our residents' stay a memorable experience," said Ms Englebretsen upon receiving the award.

The World Travel Awards was established since 1993 to acknowledge, reward and celebrate the achievements in all sectors of the global travel industry. The award is reputed to be the world's most comprehensive travel awards, with trophies awarded in all industry areas, from accommodation to airlines, but more importantly, votes are cast by industry peers. Nominees

are judged on such areas as product and service. For more information on The World Travel Awards, pls visit http://www.worldtravelawards.com/index.php/wta/about_us

Staying at The Ascott Metropolis Auckland

In the heart of Auckland's Central Business District, The Ascott Metropolis Auckland offers proximity to offices, shops, the harbour, art galleries, museums, bars, clubs and an endless selection of fine New Zealand and international cuisines.

With 125 units, the property offers its residents a choice of elegant studio, one or two-bedroom layouts. Each apartment is furnished with natural timber, stone and marble, fitted with a fully equipped kitchen and home entertainment system. Living and dining areas are separate and balconies open to breathtaking views of the glistening harbour and the serene Albert Park. Its facilities include a 22-metre indoor heated swimming pool, a fully equipped gymnasium, a sauna and spa pool. There are also meeting rooms, business centre services, 24-hour room and concierge services.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 15,000 serviced residence units in the key cities of Europe, Asia Pacific, and the Gulf region.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; as well as Sydney, Melbourne and Auckland in Australia/New Zealand.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group's achievements have been recognised internationally. Ascott also clinched numerous prestigious awards in 2005, including the recent TTG Asia Media's 'Best Serviced Residence' award as well as the 2005 Business Traveller 'Best Serviced Residence Brand' and 'Best Serviced Residence in Asia Pacific' awards. Earlier this month, Ascott's joint venture company in Vietnam, Hanoi Tower Centre Company, has been recognised by Vietnam's Ministry of Planning and Investment as one of the top 12 companies for best performance and contributions in foreign direct investment in the country.

The Group clinched first position in the 2005 'China's Top 100 Serviced Residences' ranking and received Thailand Apartment Living's 'Most Innovative Serviced Residence' award. Ascott was ranked among the top four employers in Malaysia in Hewitt & Associates' 'Best Employer in Asia' study. Ascott's joint venture company in Vietnam, Mekong Hakota Joint Venture Company, also received 'Certificate of Excellence' awards from Vietnam's Ministry of Planning and Investment as well as the People's Committee of Ho Chi Minh City.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. Its property and hospitality portfolio spans 70 cities in 17 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on Ascott property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : November 14, 2005

Celina Low, VP, Corporate Communications

Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Jacqueline Wong, Assistant Manager, Corporate Communications
Tel: (65) 6586 7234 Email: jacqueline.wong@the-ascott.com

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CAPITAL REDUCTION BY SUBSIDIARIES
(A) HOLLANDALE REALTY LIMITED
(B) SIMS PLACE REALTY LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that the High Court of the Republic of Singapore had on 10 November 2005 confirmed the capital reduction of the issued and paid-up share capital (the "Capital Reduction") of its following indirect subsidiaries:-

(A) HOLLANDALE REALTY LIMITED

Hollandale Realty Limited ("Hollandale"), a company incorporated in Singapore is an indirect wholly-owned subsidiary of CapitaLand. The Capital Reduction is effected through the reduction of the issued and paid-up share capital of Hollandale from S$45,000,000 divided into 45,000,000 ordinary shares of S$1 each to S$1,797,956 divided into 1,797,956 ordinary shares of S$1 each, by the cancellation of:-

(i) 29,502,044 of the said ordinary shares constituting part of the total issued and fully paid-up share capital of Hollandale, which has been lost or is unrepresented by available assets of Hollandale; and

(ii) 13,700,000 of the said ordinary shares constituting part of the total issued and fully paid-up share capital of Hollandale, and the sum of S$13,700,000 arising from such reduction of share capital be returned to CRL Realty Pte Ltd, the sole holder of all the issued and paid-up share capital of Hollandale.

(B) SIMS PLACE REALTY LIMITED

Sims Place Realty Limited ("Sims Place"), a company incorporated in Singapore is an indirect subsidiary of CapitaLand. The Capital Reduction is effected through the reduction of the issued and paid-up share capital of Sims Place from S$70,000,000 divided into 70,000,000 ordinary shares of S$1 each to S$100 divided into 100 ordinary shares of S$1 each, by the cancellation of 69,999,900 of the said ordinary shares constituting part of the total issued and fully paid-up share capital of Sims Place, and the sum of S$69,999,900 arising from such reduction of share capital be returned to the following shareholders in proportion to their respective shareholdings in Sims Place:-

(i) S$66,499,905 to CRL Realty Pte Ltd; and

(ii) S$3,499,995 to Citibank Finance Limited.

Copies of the Orders of Court confirming the Capital Reduction were lodged with the Accounting and Corporate Regulatory Authority on 16 November 2005.

The Capital Reduction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2005.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
16 November 2005

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	18-Nov-2005 17:14:23
Announcement No.	00028

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Ascott Voted 'Best Serviced Residence Brand' In China In Readers' Poll"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	TAG_ChinaBizTravellerAward_18Nov05.PDF Total size = **323K** (2048K size limit recommended)

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82 - 4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

November 18, 2005
For Immediate Release

NEWS RELEASE

Ascott Voted 'Best Serviced Residence Brand' In China In Readers' Poll

The Ascott Group's (Ascott) The Ascott and Somerset brands have been voted as the top two serviced residence brands in China, according to a readers' poll by *Business Traveller China* magazine, the leading corporate travel publication in China. Ascott's win affirmed Ascott's strong international reputation and its leadership position in China.

Mr. Cameron Ong, Chief Executive Officer of Ascott received the two awards at the inaugural *Business Traveller China* awards ceremony held at Beijing's China World Hotel yesterday. About 200 guests from the travel industry in China and around the region gathered at the event which celebrated the achievements of tourism leaders and travel service providers.

Mr Cameron Ong, Chief Executive Officer of Ascott said, "These two awards reflect market confidence in our brands and increasing recognition of Ascott as an industry leader. Credit goes to our team in China for their concerted efforts in bringing Ascott to where it is today."

"Since Ascott started operations in China in 2000, we now have over 2,400 serviced residence units in 12 properties, and we intend to increase our portfolio to over 5,000 units by 2010. We believe that when we launch our Citadines brand early next year in China, it will be equally well-received," added Mr Ong.

Mr Lucas Loh, Managing Director of Ascott China said, "Winning these awards does not mean that we can rest on our laurels. We will need to seek new ways to improve upon our service delivery and create product differentiation to keep us a notch above the rest. Providing consistent, high quality services will go a long way to building brand loyalty and this is key to growing our brand reputation in China, a market which is increasingly getting more sophisticated."

"The fact that this is an independent readers' poll is endorsement of Ascott's strong international reputation," said Ms Peggy Teo, *Business Traveller China* publisher.

Business Traveller China magazine's 50,000 readers comprise corporate executives and business travellers in China. For more information, pls visit www.businesstraveller.com

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 15,000 serviced residence units in the key cities of Europe, Asia Pacific, and the Gulf region.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; as well as Sydney, Melbourne and Auckland in Australia/New Zealand.

Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group's achievements have been recognised internationally. Ascott clinched numerous prestigious awards in 2005, including the World Travel Award won by The Ascott Metropolis Auckland, TTG Asia Media's 'Best Serviced Residence' award as well as the 2005 Business Traveller 'Best Serviced Residence Brand' and 'Best Serviced Residence in Asia Pacific' awards. Earlier this month, Ascott's joint venture company in Vietnam, Hanoi Tower Centre Company, was recognised by Vietnam's Ministry of Planning and Investment as one of the top 12 companies for best performance and contributions in foreign direct investment in the country.

The Group clinched first position in the 2005 'China's Top 100 Serviced Residences' ranking and received Thailand Apartment Living's 'Most Innovative Serviced Residence' award. Ascott was ranked among the top four employers in Malaysia in Hewitt & Associates' 'Best Employer in Asia' study. Ascott's joint venture company in Vietnam, Mekong Hakota Joint Venture Company, also received 'Certificate of Excellence' awards from Vietnam's Ministry of Planning and Investment as well as the People's Committee of Ho Chi Minh City.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. Its property and hospitality portfolio spans 70 cities in 17 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on Ascott property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : November 18, 2005

Celina Low, VP, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Jacqueline Wong, Assistant Manager, Corporate Communications
Tel: (65) 6586 7234 Email: jacqueline.wong@the-ascott.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	18-Nov-2005 18:28:34
Announcement No.	00085

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Distribution Per Unit and Payment Date"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT_DPU_confirmation_final_18Nov05.pdf Total size = **99K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore
pursuant to a trust deed dated 29 October 2001)

DISTRIBUTION PER UNIT AND PAYMENT DATE

Further to its announcement dated 13 October 2005 in relation to the distributable income of CapitaMall Trust ("**CMT**") for the period from 1 July 2005 to 30 October 2005, the Board of Directors of CapitaMall Trust Management Limited, the manager of CMT (the "**Manager**") is pleased to announce that the distribution per unit in CMT ("**Unit**") will be 3.38 cents and the date of payment of the distribution will be 29 November 2005.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
18 November 2005

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Nov-2005 12:35:55
Announcement No.	00011

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited – "Tax Exempt (One-Tier) Dividend"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has issued an announcement dated 18 November 2005 on the above matter, as attached for information.
Attachments:	RHL_tax_exempt_dividend_onetier.pdf Total size = **114K** (2048K size limit recommended)

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Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

TAX EXEMPT (ONE-TIER) DIVIDEND

Raffles Holdings Limited (the "Company") refers to its announcement dated 28 October 2005 (Announcement No. 00156 of 28 October 2005) in relation to, *inter alia*, its 3rd Quarter Financial Statement for the nine months ended 30 September 2005 wherein it was stated that the Directors of the Company had declared an interim special dividend of S$0.40 per share of the Company comprising a gross dividend of S$0.05 per share (equivalent to S$0.04 per share net of tax) and a tax exempt dividend of S$0.35 per share (the "**Tax Exempt Dividend**"). The Company wishes to clarify that the Tax Exempt Dividend is in the nature of a "tax exempt (one-tier) dividend".

By Order of the Board

Wong Lai Kuen
Company Secretary
18 November 2005

CapitaLand

For immediate release
21 November 2005

CapitaLand celebrates 5th Anniversary with launch of charity foundation and book

Donates S$200,000 to Children's Cancer Foundation

Singapore, 21 November 2005 – Celebrating its 5th anniversary celebrations today, CapitaLand will present a cheque for S$200,000 to the Children's Cancer Foundation (CCF) to mark the setting up of a foundation called the CapitaLand Hope Foundation. The company will also launch a commemorative book.

For the CapitaLand Hope Foundation, the Group will channel up to 0.5% of its net profit every year into the Foundation. The Foundation will be chaired by CapitaLand director Mr Lim Chin Beng. Other members are Mr James Koh Cher Siang, another CapitaLand director, and Mr Liew Mun Leong, CapitaLand Group's President and Chief Executive Officer.

Dr Richard Hu, Chairman of CapitaLand, said, "Since its inauguration in 2000 from the merger of Pidemco Land and DBS Land, CapitaLand has grown from a Singapore-centric company into a well-known international real estate company. The percentage of revenue from overseas has increased from 50% in 2000 to more than 70% in 2005. As we celebrate our success over the last five years, we also want to make contributions to worthwhile causes. The setting up of the CapitaLand Hope Foundation will help us be more focused and coordinated in our corporate social responsibility initiatives."

Mr Liew Mun Leong, the Group's President and Chief Executive Officer, added, "The CapitaLand Hope Foundation is an extension of our aspiration to be a lasting company that creates value for its stakeholders, including the community at large. The Foundation will be an avenue for us to rally greater staff participation in community activities for the needy and underprivileged, especially children. For this purpose, the CapitaLand Hope Foundation will initiate a CapitaLand Volunteer Programme to allow employees to take three days off a year for volunteer work."

To kick-start the Foundation's activities, CapitaLand will present a cheque of S$200,000 to the CCF. The funds, to be presented at this evening's 5th anniversary celebration dinner, were raised through various charity events held in September 2005; including an auction of

latest paintings by renowned local artist Ong Kim Seng during the CapitaLand Cultural Exchange Evening and a fund-raising red-carpet evening at the Cirque du Soleil performance.

Earlier in the year, CapitaLand raised RMB 770,000 (S$154,000) from its China office, to refurbish and build two elementary schools in Yunnan province in China. The Group was also a sponsor of the National Day Rally and the SGX Bull Run.

CapitaLand's fifth anniversary book, entitled '*Five*', traces the Group's transformation over the past five years. It contains anecdotes about milestone events in the Group's history, including the merger of Pidemco Land and DBS Land, the Group's expansion overseas, and its pioneering work in the Real Estate Investment Trust (REIT) industry in Singapore. With a foreword contributed by Dr Richard Hu, '*Five*' also incorporates fresh material from interviews conducted with key senior management and staff. Copies of '*Five*' will be distributed to some 500 guests at the anniversary dinner and to more than 6,000 employees around the world.

About CapitaLand

CapitaLand was formed through the merger of Pidemco Land and DBS Land in November 2000. Today, CapitaLand is one of the largest property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's property and hospitality portfolio spans 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Issued by: **CapitaLand Limited** *(Co. Regn. 198900036N)*
Date: **21 November 2005**

For more information, please contact:

Mok Lai Siong
Corporate Communications
Tel: 68233 543

John Teo
Corporate Communications
Tel: 68233213

Harold Woo
SVP, Investor Relations
Tel: 68233 210

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ACQUISITION BY HUA XIONG HOLDINGS PTE. LTD. RELATING TO 50% OF THE ISSUED SHARE CAPITAL OF BEAUTIWIN LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that Hua Xiong Holdings Pte. Ltd. ("Hua Xiong"), an indirect wholly-owned subsidiary of CapitaLand, had on 21 November 2005 entered into a conditional sale and purchase agreement (the "Agreement") with Welitron Profits Limited (the "Vendor"), CapitaLand China Holdings Pte Ltd and Lai Fung Holdings Limited ("Lai Fung") to acquire one ordinary share of HK$1.00 (representing 50% of the issued share capital) of Beautiwin Limited ("Beautiwin") (the "Sale Share"), an investment holding company incorporated in the Hong Kong Special Administrative Region of the People's Republic of China, and certain shareholders' loans owing to the Vendor by Beautiwin (the "Shareholders' Loans") (collectively, the "Acquisition").

Beautiwin will contribute 100% of the registered capital of Guangzhou Beautiwin Real Estate Development Co., Ltd. (the "Project Company"), a Sino-foreign co-operative joint venture enterprise established in the People's Republic of China (the "PRC"). Subject to the payment by Beautiwin of a fixed return to the PRC joint venture party of the Project Company, Beautiwin is entitled to all profits and is responsible for all losses of the Project Company.

Each of the Vendor, Beautiwin and the Project Company is an indirect wholly-owned subsidiary of Lai Fung, a company incorporated in the Cayman Islands and whose shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "HKSE"). Lai Fung's principal activities include property development and investment in the PRC.

Under a conditional land use rights grant contract dated 30 September 1997 between Beautiwin and the Guangzhou State Land Bureau (the "Conditional Land Use Rights Grant Contract"), Beautiwin will be granted land use rights by the Guangzhou State Land Bureau to and over the land known as Lot B3704 and Lot B3706, Guangzhou Jin Sha Zhou Residential New Town located at Niu Yan Gang, Heng Sha Village, Shi Jing Town, Bai Yun District, Guangzhou, PRC (the "Land") upon the full payment of all outstanding costs and fees relating to the Land. The Land is intended to be developed into a residential estate with schools, car parks and shopping amenities.

Conditional Agreement

Completion of the Acquisition (the"Completion") is conditional upon, among other things, the receipt of all consents, waivers and approvals required for the Acquisition, including approvals from the shareholders of Lai Fung as required under the Rules Governing the Listing of Securities on HKSE.

Pursuant to the Agreement, following Completion, Hua Xiong has the right to require the Vendor to purchase all the shares in Beautiwin owned by Hua Xiong upon the occurrence of certain events:

(i) the termination of the Conditional Land Use Rights Grant Contract;

(ii) the forfeiture of any amount paid by Beautiwin and/or the Project Company to the Guangzhou State Land Bureau pursuant to the Conditional Land Use Rights Grant Contract; and/or

(iii) any imposition of late payment penalties as a result of any non-payment by Beautiwin and/or the Project Company of the land premium in accordance with the Conditional Land Use Rights Grant Contract.

Consideration

The aggregate cash consideration for the Acquisition was RMB102.757 million (approximately S$22 million), subject to Completion and post-Completion adjustments (collectively, the "Consideration"). The Consideration was arrived at on a willing-buyer-willing-seller basis, taking into account, amongst other factors, the value of the Land and the Shareholders' Loans.

The net tangible asset value of the Sale Share based on the management accounts of Beautiwin for the period ended 31 October 2005 is HK$1.00 (approximately S$0.22).

Completion

The Acquisition is expected to be completed by the first quarter of 2006. Upon Completion, CapitaLand will indirectly own 50% of Beautiwin and Beautiwin will become an associated company of CapitaLand.

Financial Effects

The Acquisition is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2005.

Interests of Directors and Controlling Shareholders

None of the Directors and controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Rose Kong
Company Secretary
22 November 2005

CapitaLand

For Immediate Release
22 November 2005

NEWS RELEASE

CapitaLand partners Hong Kong's Lai Fung Holdings to build 3,000 homes in Guangzhou

Singapore, 22 November 2005 – CapitaLand has partnered Lai Fung Holdings, a Hong Kong-listed real estate company, to jointly develop a residential site in Guangzhou. The 297,186 square metre site, located in Bai Yun District's Jin Sha Zhou Residential New Town, has a potential gross floor area of 356,623 square metres. CapitaLand and Lai Fung Holdings intend to build a residential estate comprising approximately 3,000 homes targeted at the mid- to high-mid segments of the market. The estate will also have schools, parks and recreation facilities, car parks, supermarket and other shopping amenities.

The transaction was undertaken through Hua Xiong Holdings Pte Ltd, an indirect wholly-owned subsidiary of CapitaLand. Hua Xiong Holdings will acquire 50% of the issued share capital of Beautiwin Limited from Welitron Profits Limited (both of which are indirect wholly-owned subsidiaries of Lai Fung Holdings) and assume certain shareholders' loans. Hua Xiong Holdings will pay an aggregate consideration of RMB102.757 million (S$22 million). Beautiwin will be granted land use rights in the abovementioned site by the Guangzhou State Land Bureau upon the fulfillment of certain conditions.

The completion of the acquisition in Beautiwin is subject to the receipt of all consents, waivers and approvals required, including the approval from Lai Fung Holdings' shareholders. The acquisition is expected to be completed by the first quarter of 2006, upon which CapitaLand will indirectly own 50% of Beautiwin.

Mr Liew Mun Leong, President & CEO of CapitaLand Group, said: "Guangzhou has approximately thirteen million residents. The rising population and growing affluence have led to the development of new satellite towns in Guangzhou. Our site is located within the Jin Sha Zhou Residential New Town where there is growing

demand for quality homes. This is CapitaLand's second project in Guangzhou and it propels our China strategy to extend operations beyond Shanghai and Beijing to the fast growing Pearl River Delta region."

Mr Lim Ming Yan, CEO of CapitaLand China, added: "This site is well-located and will be served by a subway station to be constructed within the site. Residents will enjoy living in a beautiful estate featuring serene ponds and a low hill to the north. We plan to launch the first phase of the apartments by 2007 and we are confident of high buyer interest. This follows the strong interest registered for our first Guangzhou project in Tianhe District, called Beau Monde, comprising approximately 400 apartments and a 192-unit serviced residence tower. The apartments at Beau Monde will be launched by the first half of 2006."

The site, which has a standard tenure of 70 years, will be served by the Subway Line No. 6, which is expected to be operational by 2008. It is easily accessible via the inner ring road, and just a 20-minute drive to Tianhe District, the city's new Central Business District. The site is also conveniently located near the amenities of Liwan District, which is one of Guangzhou's established residential areas.

About CapitaLand Group in China

Since 1994, CapitaLand has been a developer of premier homes and quality commercial properties in China, with a total project value of RMB27 billion (S$5.6 billion). To facilitate its growth in the country, CapitaLand, after approval by the Chinese government, set up a wholly foreign-owned investment company in 2002.

In Shanghai, CapitaLand is one of the top builders of homes and a developer of landmark commercial properties such as Raffles City Shanghai. In Beijing, it has two new commercial developments, Raffles City Beijing and Capital Tower Beijing. In Guangzhou, it is developing a mixed-use project comprising of 386 residential units and 192 serviced residences, car parks and other amenities.

CapitaLand is also one of the leading developers and managers of malls in China with a portfolio of over US$1 billion (S$1.7 billion) of assets anchored by Wal-Mart and Beijing Hualian. Through its subsidiary, The Ascott Group, CapitaLand is the largest serviced residence operator in the country.

CapitaLand's first China residential fund, CapitaLand China Residential Fund, formed with the support of corporate investors, is a US$61 million (S$103 million) private equity fund. The fund has been invested fully in mid- to high-end residential properties in Shanghai, Beijing and Guangzhou. In October 2005, CapitaLand set up and closed its eighth private equity fund, the US$400 million (S$676 million) CapitaLand China Development Fund. The CapitaLand China Development Fund will co-invest in development projects in China with CapitaLand, and will focus on sizeable residential, office, mixed and serviced apartment developments in high density and growing population centres with rising per capita GDP in the Bohai Gulf Region, Yangtze River Delta, Western/ Central China and Pearl River Delta.

About CapitaLand Group (www.capitaland.com.sg)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. CapitaLand currently has eight private equity funds, namely, Eureka Office Fund, IP Property Fund, CapitaRetail Singapore, CapitaLand China Residential Fund, CapitaRetail Japan Fund, Mezzo Capital, Arc-CapitaLand Residences Japan and CapitaLand China Development Fund.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Issued by	:	**CapitaLand Limited *(Regn. No.: 198900036N)***
Date	:	**22 November 2005**

For more information, please contact:

Media Contact

Nicole Neo
Communications
DID : (65) 68233218
Nicole.neo@capitaland.com.sg

Analyst Contact

Harold Woo
Equity Markets
DID : (65) 68233210
Harold.woo@capitaland.com.sg

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, GAINZILLION PTE. LTD.

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	Gainzillion Pte. Ltd.
Principal Activity	:	Investment holding
Authorised Share Capital	:	S$500,000 divided into 500,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
24 November 2005

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Nov-2005 17:47:51
Announcement No.	00055

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Dissolution of Dormant Subsidiary"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	TAG_PFCIDissolution_24Nov05.pdf Total size = **19K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

DISSOLUTION OF DORMANT SUBSIDIARY

The Board of Directors of the Company wishes to announce that the Company's wholly owned dormant subsidiary, Picnic Food International Pte Ltd, has been dissolved.

The dissolution of the said company is not expected to have any material impact on the net tangible assets or earnings per share of the Group for the financial year ending 31 December 2005.

By order of the Board

Keong Wen Hui
Asst. Company Secretary
24 November 2005

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

**ESTABLISHMENT OF INDIRECT SUBSIDIARY,
CAPITALAND SZITIC MANAGEMENT & CONSULTING (SHENZHEN) CO., LTD.**

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect subsidiary incorporated in the People's Republic of China:-

Name	:	CapitaLand SZITIC Management & Consulting (Shenzhen) Co., Ltd. ("CSMC") (深圳嘉德深国投商业咨询管理有限公司)
Principal Activity	:	Property Management and Consulting
Registered Capital	:	RMB1,500,000

CapitaRetail China Investments Pte. Ltd., a wholly-owned subsidiary of CapitaLand, holds 51% of CSMC whilst the other 49% is held by Shenzhen SZITIC Commercial Consulting Co., Ltd. (深圳市深国投商业咨询有限公司), a party unrelated to CapitaLand Group.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
28 November 2005

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Nov-2005 17:40:55
Announcement No.	00061

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Ascott to Expand Presence in Middle East and North Africa through Strategic Alliance with Addax Investment Bank"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	AscottMOUwithAddaxInvestmentBank.pdf Total size = **326K** (2048K size limit recommended)

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82 - 4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

November 28, 2005
For Immediate Release

NEWS RELEASE

Ascott to Expand Presence in Middle East and North Africa through Strategic Alliance with Addax Investment Bank

The Ascott Group (Ascott), a leading international serviced residence company, and Bahrain-based Addax Investment Bank today signed a memorandum of understanding (MOU) to launch a cluster of The Ascott and Somerset-branded serviced residences across the Middle East and North Africa.

Under the terms of the MOU, Addax Investment Bank will set up and manage an investment fund to finance the acquisition of the serviced residences. Ascott will manage the serviced residences, provide consultation on the development, design and renovation of the properties as well as create marketing and branding programmes for the properties.

The fund aims to acquire at least 15 properties, at an approximate rate of three per year, across the Middle East and North Africa by 2010. When completed, the serviced residences will have about 120 to 250 rooms each, with varying room sizes and types to cater to the needs of travelling executives.

Ascott's Chief Executive Officer, Mr Cameron Ong said: "This strategic alliance is in line with Ascott's strategy to go asset light. It also enables us to increase our presence in Middle East and North Africa to tap into the region's business potential and to respond to increasing demand for serviced residences in the region. As the largest international serviced residence owner-operator in Asia Pacific and Europe, Ascott is well-recognised in the industry for providing quality services. This alliance with Addax Investment Bank will enable us to leverage on each other's strong brand reputation and expertise to provide serviced residences that cater to the needs of corporate executives and expatriates in the region."

Yousef Al-Essa, General Manager of Addax Investment Bank, said: "The upscale serviced apartment market has been identified as one of the leading growth areas in the region's developing tourism infrastructure. To reach World Tourism Organisation's target figures of 69 million visitors to the Middle East by 2020, the Arabian tourism industry needs to develop new tiers of quality accommodation. – which highlights that time is ripe for Ascott's expansion into the Middle East and North Africa."

Al-Essa further added: "Addax has already established a track record by structuring and placing a landmark US$150 million deal to launch 20 Express by Holiday Inn Hotels across five countries in the Gulf Co-Operation Council (GCC)."

The memorandum of understanding is not expected to have any material impact on the Ascott's financial results for the current financial year.

About Addax Investment Bank

Addax, a Middle East bank headquartered in Bahrain, was founded in 2003 and has already built up a portfolio of innovative investments in the region, including the structuring and placement of the US$150 million deal to finance 20 Express by Holiday Inn hotels across five countries in the GCC. Addax has an authorised capital of US$100 million and is regulated by the Bahrain Monetary Agency (BMA).

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 15,000 serviced residence units in the key cities of Europe, Asia Pacific, and the Gulf region.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; as well as Sydney, Melbourne and Auckland in Australia/New Zealand.

Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group operates three brands – The Ascott, Somerset and Citadines. Its achievements have been recognised internationally; it has clinched numerous prestigious awards including 'Best Accommodation' by The Ascott Metropolis Auckland in the 2005 World Travel Awards, TTG Asia Media's Best Serviced Residence Operator award and the Business Traveller's 2005 Best Serviced Residence Brand and Best Serviced Residence in Asia Pacific awards. For a full list of these awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. Its property and hospitality portfolio spans 70 cities in 17 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on Ascott property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

ADDAX INVESTMENT BANK

Kirstie Hepburn/ Laura Scorza, Strategic Solutions
Tel: +971 4 3903030 Email: media@strategicsolutionsonline.com

ASCOTT

FOR MEDIA:
Jacqueline Wong, Assistant Manager, Corporate Communications
Tel: (65) 6586 7234 Email: jacqueline.wong@the-ascott.com

FOR ANALYST:
Cheong Kwok Mun, Vice President, Investor Relations
Tel: (65) 6586 7233 Email: cheong.kwokmun@the-ascott.com

Lilian Goh, Manager, Investor Relations
Tel: (65) 6586 7231 Email: lilian.goh@the-ascott.com

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Nov-2005 18:04:45
Announcement No.	00065

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Somerset on the Pier receives 'Highly Commended' Award at The 2005 Tasmanian Tourism Awards"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott.newsrelease.29Nov2005.pdf Total size = **321K** (2048K size limit recommended)

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THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

November 29, 2005
For Immediate Release

NEWS RELEASE

SOMERSET ON THE PIER
Receives 'Highly Commended' Award at The 2005 Tasmanian Tourism Awards

HOBART, Australia - Somerset on the Pier, managed by The Ascott Group (Ascott), has received a 'Highly Commended' award at the 2005 Tasmanian Tourism Awards under the Deluxe Accommodation Category. The award ceremony was organised by The Tourism Council Tasmania, and winners were announced at the Tourism Awards presentation dinner at Wrest Point, on Friday, November 18, 2005.

Somerset on the Pier has won awards under the Deluxe Accommodation Category for the past two years. The Deluxe Accommodation Category is one of the most highly contested categories of all the 26 categories. The 'Highly Commended' award was given on the basis that both the facilities and services enhance the tourism experience in Tasmania.

Ms Allison Englebretsen, General Manager of Somerset on the Pier, who received the 'Highly Commended' award, explained "At Somerset on the Pier, our dedicated employees strive to enhance our guests stay by providing a quality service and product to ensure a memorable experience. We also take pleasure in participating within our community, to encourage tourism to the region." Ms Englebretsen was honoured to receive the 'Highly Commended' award, with only six certificates presented at this year's ceremony.

Somerset on the Pier, Hobart

Somerset on the Pier offers stylish accommodation with 56 units and four room types. Somerset on the Pier is an architectural award winning transformation of the early 1930s pier building, incorporating clean, striking lines of modern architecture with the historic exterior of a waterfront and the historic Sullivans Cove. It is conveniently located just a few minutes walk away from Salamanca Place, Battery Point, Cruise Centres, Hobart's Central Business District and the city's finest restaurants and cafes.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 15,000 serviced residence units in the key cities of Europe, Asia Pacific and the Gulf region.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe, Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia, as well as Sydney, Melbourne and Auckland in Australia/ New Zealand.

Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group operates three brands – The Ascott, Somerset and Citadines. Its achievements have been recognised internationally. It has clinched numerous prestigious awards including 'Best Accommodation' by The Ascott Metropolis Auckland in the 2005 World Travel Awards, TTG Asia Media's Best Serviced Residence Operator award and the Business Traveller's 2005 Best Serviced Residence Brand and Best Serviced Residence in Asia Pacific awards. For a full list of these awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. Its property and hospitality portfolio spans 70 cities in 17 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

For more information on Ascott property listings, please visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : November 29, 2005

For more information, please contact:

Jacqueline Wong, Assistant Manager, Corporate Communications
Tel: (65) 6586 7234 Email: jacqueline.wong@the-ascott.com

Natasha Stipanov
Public Relations Manager
T + 03 9427 1227
M + 0416 041 040
E + Natasha@thecouncil.net.au

82 - 4507

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Nov-2005 12:37:43
Announcement No.	00009

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand Property Group – "Australand announces a new DRP"
Description	CapitaLand Limited's subsidiary, Australand Property Group, has today issued an announcement on the above matter, as attached for information.
Attachments:	APG_ASXannouncement30Nov05newDRP.pdf Total size = **145K** (2048K size limit recommended)

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AUSTRALAND

82 - 4507

ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

30 November 2005

Australand announces a new DRP

Australand today announced the implementation of a new Distribution Reinvestment Plan (**DRP**) following the completion of the merger with Australand Property Trust No.4 and Australand Property Trust No.5. The new DRP will be effective from the December 2005 quarter dividend/distribution, which is anticipated will be paid in early February 2006.

Under the new DRP, all security holders whose registered address is in Australia or New Zealand are eligible to participate in the DRP. Security holders who are not resident in Australia or New Zealand may only participate in the DRP if the Administrators are satisfied that the issue of stapled securities to them under the DRP rules is lawful and practicable.

Securities will be issued under the DRP initially at a 2.5% discount from the average of the daily volume weighted average of all sales of Australand stapled securities traded on the Australian Stock Exchange for each of the first five trading days following the end of the period to which the distribution relates.

As this is a new DRP, all security holders wishing to participate will need to lodge a new DRP participation form even if they had participated in the previous DRP. Please note that for security holders to participate in the DRP for the December 2005 quarter dividend/distribution they should ensure that Computershare receives their DRP participation forms **by 31 December 2005.**

A copy of the DRP material mailed to all security holders today, including a copy of the new DRP rules, is attached.

For further information please contact:

Phil Mackey
Company Secretary
Phone: 61 2 9767 2182
Email: pmackey@australand.com.au

AUSTRALAND

82-4507

30 November 2005

Dear Security holder,

Re: Distribution Reinvestment Plan

I am writing to advise you of the Board's decision to implement a new Distribution Reinvestment Plan (**DRP**) with effect from the December 2005 quarter dividend/distribution, which is anticipated to be paid in early February 2006. A new set of rules for the DRP has been approved by the Board due to the merger with Australand Property Trust No.4 and Australand Property Trust No.5, a copy of which is attached for your information.

Under the new DRP, all security holders whose registered address is in Australia or New Zealand are eligible to participate in the DRP. A security holder who is not resident in Australia or New Zealand may only participate in the DRP if the Administrators are satisfied that the issue of stapled securities to them under the DRP rules is lawful and practicable.

The new rules are otherwise consistent with the rules for the previous DRP except they contain a minor amendment to the DRP pricing formula whereby the DRP price is to be set using the average of the daily volume weighted average of all sales on the five days following the end of the period to which the distribution relates, rather than the weighted average of all sales over the same period.

Please note that if you wish to participate in the DRP, you will need to lodge a new DRP participation form even if you had previously participated in the DRP. A new DRP participation form is enclosed and I encourage you to complete the form and return it to Computershare in the reply paid envelope provided. Please note the DRP participation forms for the December 2005 distribution must be received by Computershare by 31 December 2005.

A full copy of the amended rules has been lodged with ASX and is available on the Australand's website www.australand.com.au

If you have any questions, please contact the Company Secretary, Mr. Phil Mackey by telephone on 02 9767 2182 or by email at pmackey@australand.com.au

Yours sincerely

Brendan Crotty
Managing Director

AUSTRALAND HOLDINGS LIMITED (ABN 12 008 443 696)
AUSTRALAND PROPERTY LIMITED (ABN 90 105 462 137; AFS LICENCE NO. 231130) AS THE RESPONSIBLE ENTITY OF
AUSTRALAND PROPERTY TRUST (ARSN 106 680 424) AND AUSTRALAND ASSETS TRUST (ARSN 115 338 513)
AUSTRALAND INVESTMENTS LIMITED (ABN 12 086 673 092; AFS LICENCE NO. 228837) AS THE RESPONSIBLE ENTITY OF
AUSTRALAND PROPERTY TRUST NO. 4 (ARSN 108 254 413) AND AUSTRALAND PROPERTY TRUST NO. 5 (ARSN 108 254 771)
LEVEL 3, 1C HOMEBUSH BAY DRIVE, RHODES NSW 2138
www.australand.com.au

AUSTRALAND

AUSTRALAND HOLDINGS LIMITED (ABN 12 008 443 696)

AUSTRALAND PROPERTY LIMITED (ABN 90 105 462 137; AFS LICENCE NO. 231130) AS THE RESPONSIBLE ENTITY OF AUSTRALAND PROPERTY TRUST (ARSN 106 680 424)

AUSTRALAND INVESTMENTS LIMITED (ABN 12 086 673 092; AFS LICENCE NO. 228837) AS THE RESPONSIBLE ENTITY OF
AUSTRALAND PROPERTY TRUST NO. 4 (ARSN 108 254 413) AND
AUSTRALAND PROPERTY TRUST NO. 5 (ARSN 108 254 771)

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8234 5050
web.queries@computershare.com.au
www.computershare.com

Distribution Reinvestment Plan

Use a black pen.
Print in CAPITAL letters inside the grey areas.

A B C | 1 2 3

Where a choice is required, mark the box with an 'X' | X

A Distribution Reinvestment Plan (DRP)

☐ **ALL** Please mark this box with an 'X' if you wish all of your holding to participate in our DRP.

☐ **PART** ______ Show the number of securities you wish to participate in our DRP.

☐ **TERMINATION** Please mark this box with an 'X' if you wish to terminate your participation in our DRP.

B Sign Here - This section must be signed for your instructions to be executed.

I/We authorise you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions in respect to my/our securities. Where I/we have indicated participation in the DRP, I/we hereby agree to be bound by the Terms and Conditions of the DRP.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

Date - Day / Month / Year

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney.

How to complete this form

A Distribution Reinvestment Plan (DRP)

Complete this section if you wish to have your cash distributions reinvested in the form of more securities or if you wish to vary or terminate your participation in our DRP.

If you wish to reinvest part of your securities in our DRP, please show the amount in figures that you wish to participate.

Please note that an election to participate fully in our DRP will override any instruction on the registry record regarding direct payment of cash distributions into a nominated account. By completing this form, you will override any previous instructions as to your participation in our DRP.

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

B Signature(s)

If you have completed Section A, you must sign this form as follows in the spaces provided:-

Joint Holding: where the holding is in more than one name, all of the securityholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

011949 - V2

16DR

ALZ

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

82 - 4507

AUSTRALAND

Australand Holdings Limited (ABN 12 008 443 696)

Australand Property Limited (ABN 90 105 462 137; AFS Licence No. 231130)
as the responsible entity of Australand Property Trust (ASRN 106 680 424)

Australand Investments Limited (ABN 12 086 673 092; AFS Licence No. 228837)
as the responsible entity of
Australand Property Trust No.4 (ASRN 108 254 413) and
Australand Property Trust No.5 (ASRN 108 254 771)

Distribution Reinvestment Plan

NOVEMBER 2005

Contents

Australand Distribution Reinvestment Plan

Summary of the Plan

The Australand Distribution Reinvestment Plan ("Plan") provides holders of Australand Stapled Securities ("Stapled Securities") with a convenient method of reinvesting all or a part of their dividends and income distributions ("Distributions") in additional Stapled Securities in Australand, as follows:

- If you elect to participate in the Plan, at each Distribution payment date, the Distribution otherwise payable on your Stapled Securities participating in the Plan together with any residual balance brought forward from the previous Distribution, will be reinvested in Stapled Securities.
- These Stapled Securities are issued at the average of the daily volume weighted average of all sales of fully paid Stapled Securities traded on the ASX for each of the first five trading days following the end of the period to which the Distribution relates, less such discount, (if any), as determined by the Administrators not exceeding 10% (unless the Administrators believe that this calculation does not provide a fair reflection of the market price of the Stapled Securities during this period in which event there shall be substituted for the amount so calculated the market price of the Stapled Securities as determined by an expert independent of Australand whose identity and instructions will be determined by the Administrators).

- Holders of Stapled Securities ("Security Holders") who elect to participate in the Plan may vary the level of participation or withdraw from the Plan by completing and returning a Notice of Variation so as to be received by the Registry on or before the record date for that Distribution. Security Holders participating in the Plan may sell any of their Stapled Securities at any time.

The Plan will be administered for Australand Holdings Limited ("AHL") by its directors and for Australand Property Trust ("APT") by the directors of Australand Property Limited ("APL") as the responsible entity of APT and for Australand Property Trust No.4 ("APT4") and Australand Property Trust No.5 ("APT5") by the directors of Australand Investments Limited ("AIL") as the responsible entity of APT4 and APT5 (together the "Administrators"). The Administrators may decide for which Distributions, if any, the Plan is available.

Some of the more specific features of the Plan are now explained in more detail. The Rules of the Plan are set out on pages 7 to 17 of this booklet.

Who may participate

All Security Holders whose registered address is in Australia or New Zealand are eligible to participate in the Plan. The laws of some countries, however, may prohibit participation by some overseas Security Holders. Accordingly, a Security Holder who is not a resident in Australia or New Zealand may only participate in the Plan if the Administrators are satisfied that the issue of Stapled Securities to them under the Plan is lawful and practicable.

To join the plan

Simply complete and sign the Application form, which is enclosed with this booklet, specifying whether you wish full or limited participation and return the Application to the Registry of Australand at the address shown on the form. If you elect limited participation you will have to nominate how many of your Stapled Securities are to participate in the Plan.

Level of participation

Subject to the right of the Administrators to specify a minimum and/or maximum number of Stapled Securities for participation in the Plan, Security Holders may elect to participate in the Plan in respect of all or part of their holding and, subject to the terms of the Plan, may vary the level of participation or withdraw from the Plan by written Notice of Variation as provided in the Rules of the Plan. Stapled Securities issued under the Plan will be deemed to participate in the Plan for the purposes of future Distribution payments unless varied by the provision of a Notice of Variation by the Participant.

Entitlement

Subject to adjustments that may have to be made because of Stapling, each participating Security Holder ("Participant") will be entitled, on each Distribution payment date, to be allotted that whole number equal or nearest to the number of Stapled Securities (after deducting any withholding tax or other amount to be withheld) which the cash Distribution on participating Stapled Securities would purchase at the issue price, after applying the discount referred to above. If there is any residual balance left over after Stapled Securities have been allotted under the Plan at the discretion of the Administrators, the residual balance will either be carried forward to the next Distribution and added to that Distribution entitlement in determining the number of additional Stapled Securities to be allotted under the Plan or it will be paid to the Participant. No interest will accrue in respect of any residual balances.

Variation of level of participation or withdrawal from the Plan

Participants may vary the level of participation or withdraw from the Plan by completing a Notice of, Variation and returning it to the Registry. A Notice of Variation will be effective in relation to a forthcoming Distribution if received by the Registry on or before the record date for that Distribution.

Issue price of Stapled Securities under the Plan

Stapled Securities allotted under the Plan will be issued at the average of the daily volume weighted average of all sales of fully paid Stapled Securities traded on the ASX for each of the first five trading days following the end of the period to which the Distribution relates, less such discount, (if any), as determined by the Administrators not exceeding 10% (unless the Administrators believe that this calculation does not provide a fair reflection of the market price of the Stapled Securities during this period in which event there shall be substituted for the amount so calculated the market price of the Stapled Securities as determined by an expert independent of Australand whose identity and instructions will be determined by the Administrators).

Statements

Each Participant in the Plan will be sent a statement after each issue of Stapled Securities under the Plan, giving details of the Participant's participation in the Plan.

Stapled Securities allotted under the Plan

Stapled Securities issued under the Plan will rank equally in every respect with existing issued fully paid Stapled Securities of Australand and will participate in the Plan in respect of subsequent Distributions unless varied by the provision of a Notice of Variation by the Participant.

Sales of Stapled Securities

Stapled Securities of Security Holders participating in the Plan and Stapled Securities allotted under the Plan ("Participating Stapled Securities") may be sold at any time. Should you sell any Participating Stapled Securities you should inform your broker that the Stapled Securities are Participating Stapled Securities. You should also immediately send a Notice of Variation to the Registry withdrawing those Stapled Securities from the Plan.

Note: Participating Stapled Securities sold after the record date for a relevant Distribution will remain subject to the Plan for that Distribution unless Plan participation is altered or cancelled by the Participant by providing a Notice of Variation prior to the record date.

Costs

There are no brokerage or other transaction costs payable on Stapled Securities issued under the Plan. Under present law no stamp or other duties are payable.

ASX listing

Application will be made for ASX quotation of the Stapled Securities issued under the Plan.

Taxation

Participants will be liable to include Distributions reinvested under the Plan in their taxable income on the same basis as if those Distributions had been received in cash. If in doubt you should consult your financial adviser. The Administrators do not take responsibility for the taxation liabilities of Participants. We recommend that you obtain professional taxation advice on these matters. Participants who are resident overseas are advised to make inquiries about their tax liabilities in their country of residence.

Stapling

This Plan will only operate while Stapling applies.

Shares and Units may only be issued under this Plan in identical numbers stapled together.

Variation of the Plan

The Administrators have the right to modify, vary, suspend or terminate the Plan at their discretion subject to the Rules of the Plan.

Further information

Further information concerning the operation of the Plan can be obtained from:

Company Secretary
Australand
Level 3, 1C Homebush Bay Drive
Rhodes NSW 2138

You should read the detailed Rules of the Plan set out on pages 7 to 17 and not rely on this summary. In the event of any inconsistency between the Rules of the Plan and this summary, the Rules of the Plan will prevail. This summary and the Rules of the Plan do not take into account your individual investment objectives, financial situation, taxation position or needs. If in doubt, consult your legal or financial adviser before deciding whether to participate.

Rules of the Plan

1. Participation

1.1 Participation is optional and not transferable.

1.2 All Security Holders whose registered address is in Australia or New Zealand are eligible to participate in the Plan. A Security Holder whose registered address is outside Australia or New Zealand may only participate in the Plan if the Administrators are satisfied that the issue of Stapled Securities to them under the Plan is lawful and practicable. The Administrators may make the final determination as to whether any particular Security Holder may participate in the DRP.

1.3 Every Security Holder who wishes to participate in the Plan must lodge an Application with the Registry.

1.4 Each Application received by the Registry will be effective in respect of the first Distribution payment after receipt of the Application, provided it is received on or before the record date for that Distribution.

1.5 An Application by joint holders of Stapled Securities must be signed by all joint holders.

1.6 An Application must be lodged for each Stapled Security holding account and each Stapled Security holding account of a Security Holder will be treated separately for all purposes under the Plan.

2. Level of Participation

2.1 A Security Holder must specify on the Application the extent to which the Security Holder wishes to participate in the Plan in respect of the nominated account. Subject to a minimum and/or maximum number of Stapled Securities determined by the Administrators from time to time, participation in the Plan may be either:

(a) full participation for the whole of that Security Holder's holding from time to time however acquired (including Stapled Securities issued under the Plan); or

(b) limited participation for a nominated number of that Security Holder's Stapled Securities together with the Stapled Securities issued under the Plan. If at the record date for a Distribution the number of Stapled Securities held by the Participant is less than the nominated number, then the Plan will apply only to such lesser number for that Distribution.

2.2 Applications in respect of a Security Holder's holding which are duly signed, but which do not indicate the degree of participation selected, shall be deemed to be applications for full participation.

2.3 Australand records of the level of a Security Holder's participation and the number of Stapled Securities subject to the Plan will be conclusive evidence of the matters so recorded.

3. Operation of the Plan

3.1 Subject to the Constitutions, Distributions on Stapled Securities participating in the Plan will, upon payment, be applied by the Administrators to acquire additional Stapled Securities in Australand.

3.2 In respect of each Participant, the Administrators will establish and maintain a Plan account. At the time of each cash Distribution payment the Administrators will for that Participant:

(a) determine the Distribution payable in respect of the Stapled Securities subject to the Plan and any withholding tax payable or other amount that may be withheld in respect of such Stapled Securities;

(b) credit the amount in 3.2(a) above to the Participant's Plan account; and

(c) subject to the Constitutions, acquire additional Stapled Securities in the name of the Participant and apply the amount in the Participant's Plan account towards and in satisfaction of the allotment or application price for those additional Stapled Securities.

3.3 The number of Stapled Securities issued to a Participant will be the whole number equal to, or where not a whole number, the nearest whole number below the number calculated by the formula:

$$\text{Number of Stapled Securities} = \frac{D - T + R}{C} \text{ where,}$$

D is the amount of the Distribution payable on the Participant's participating Stapled Securities as at the record date for that Distribution;

T is any withholding tax or other amounts to be withheld in relation to such Stapled Securities;

R is the residual positive balance carried forward in the Participant's Plan account; and

C is the average of the daily volume weighted average of all sales of fully paid Stapled Securities traded on the ASX for each of the first five trading days following the end of the period to which the Distribution relates, less such discount, (if any), as determined by the Administrators not exceeding 10% (unless the Administrators believe that this calculation does not provide a fair reflection of the market price of the Stapled Securities during this period in which event there shall be substituted for the amount so calculated the market price of the Stapled Securities as determined by an expert independent of Australand whose identity and instructions will be determined by the Administrators).

3.4 The issue price of the Stapled Securities under the Plan will be equal to C in clause 3.3, which will be broken into four components as follows:

(a) the issue price of the Shares to be issued under the Plan will be determined by the directors of AHL as a component of the price of the Stapled Securities;

(b) the application price of APT Units to be issued under the Plan will be determined by the responsible entity of APT;

(c) the application price of APT4 Units to be issued under the Plan will be determined by responsible entity of APT4; and

(d) the application price of APT5 Units to be issued under the Plan will be determined by responsible entity of APT5.

3.5 Notwithstanding any other provision of this Plan, no Shares or Units may be issued under this Plan unless the number of Shares, APT Units, APT4 Units and APT5 Units issued to a Participant are identical and each Share is stapled to an APT Unit, an APT4 Unit and an APT5 Unit.

3.6 Dividends on Shares and income distributions on Units will be pooled for the purpose of calculating a Participant's entitlement to additional Stapled Securities under the Plan .

3.7 In relation to each Distribution, the amount of a Participant's Distribution on participating Stapled Securities not reinvested in Stapled Securities (including amounts representing a fraction of a Stapled Security or a Share or Unit as the case may be), subject to the proper withholding of any tax or other amounts, at the election of the Administrators, will either be:

(a) recorded as a residual positive balance in the Participant's Plan account and will be carried forward to the next Distribution. No interest will accrue in respect of any residual positive balance; or

(b) paid to the Participant without interest.

4. Allotments under the Plan

4.1 Stapled Securities to be allotted under the Plan will be issued within the time required by the Listing Rules of the ASX.

4.2 Stapled Securities allotted under the Plan will from allotment rank equally in all respects with all other issued fully paid Stapled Securities.

4.3 Stapled Securities allotted under the Plan will be issued on the register on which the Security Holder's holding is currently registered. Where Stapled Securities are held on more than one register the Stapled Securities will be issued on the first named register as shown on the register of Security Holders.

4.4 Application will be made promptly after allotment of Stapled Securities under the Plan for such Stapled Securities to be quoted on the ASX, if other Stapled Securities are quoted at that time.

5. Statements to Participants

After each issue of Stapled Securities under the Plan, Participants will be sent a statement which will show:

(a) the number of Participating Stapled Securities;

(b) from the Distribution paid on those Stapled Securities:

(i) the amount comprising dividends on Shares and distributions on APT Units, APT4 Units and APT5 Units and the amount of the dividend and distributions reinvested in additional Stapled Securities, and the amount applied towards the Participant's residual positive balance;

(ii) the amount of any deduction made from the Distribution; and

(iii) the extent to which the dividend component of the Distribution is franked;

(c) the number of additional Stapled Securities issued and the price (and prices of the Shares and Units comprising the Stapled Securities) at which they were issued; and

(d) the total number of fully paid Stapled Securities held.

6. Variation or Cancellation of Participation

6.1 A Participant may, by lodging a Notice of Variation with the Registry, increase or decrease the number of Participating Stapled Securities or cancel participation in the Plan. A Notice of Variation must be lodged for each holding account. To be effective for a particular Distribution, the Notice of Variation must be received by the Registry on or before the record date for that Distribution.

6.2 Where a Participant disposes of all the Participant's Stapled Securities without giving the Registry notice of cancellation of participation and is not registered as the holder of Stapled Securities at the next record date, the Participant will be deemed to have cancelled participation on that record date.

6.3 When a Participant disposes of part of a holding of Stapled Securities, and does not notify the Registry otherwise, the Stapled Securities disposed of will, to the extent possible, be taken to be:

(a) first, Stapled Securities which are not participating in the Plan; and

(b) second, Participating Stapled Securities.

6.4 When a Security Holder has terminated or is deemed to have terminated participation in the Plan any residual cash balance will be paid (in the same manner as if the payment were a Distribution) by cheque or direct credit at the time the next Distribution is paid.

7. Administration, modification and cancellation of the Plan

7.1 This Plan will be administered by the Administrators who shall have the power:

(a) to determine appropriate procedures for administration of the Plan consistent with the provisions of the Rules of the Plan and the Constitutions;

(b) to resolve conclusively all questions of fact or interpretation in connection with the Plan;

(c) to delegate to the extent permitted to any one or more persons, for such period and on such conditions as they may determine, the exercise of any of their powers or discretions arising under the Plan; and

(d) to amend or add to the Rules of the Plan on not less than one month's written notice to Security Holders.

7.2 Notwithstanding any other provision of this Plan, this Plan must be administered in accordance with the Listing Rules of the ASX and in relation to each of AHL, APT, APT4 and APT5 in accordance with its Constitution, respectively.

7.3 The Plan may be suspended, terminated, amended or modified by the Administrators at any time, and the Administrators may decided for which, if any, Distributions and Security Holders the Plan is available.

7.4 The non-receipt of any notice under the Plan by any Security Holder or the accidental omission to give notice of modification or termination of the Plan shall not invalidate such modification or termination.

7.5 The Administrators reserve the discretion to waive strict compliance with any provisions of the Rules of the Plan.

7.6 Receipt of an Application or Notice of Variation by the Registry is deemed to be receipt by the Administrators.

8. Costs to Participants

No brokerage, commissions or other transaction costs will be payable by Participants in respect of the application for, and allotment of, Stapled Securities under the Plan. However, a Participant assumes liability for any taxes, stamp duty or other imposts assessed against or imposed on the Participant.

9. Participants to be Bound

Participants are at all times bound by the Rules of the Plan.

10. Stapling

10.1 If Stapling ceases to apply, this Plan will terminate automatically.

10.2 To the extent this Plan or the publication of this Plan may be an offer of securities, this Plan is a contemporaneous offer of identical numbers of Shares, ATP Units, APT4 Units and APT5 Units which will be stapled together.

10.3 An Application and any Notice of Variation under this Plan is deemed contemporaneously to be in relation to Shares and Units to be issued hereunder.

10.4 If the directors of AHL or the responsible entities of APT, APT4 or APT5 determine to suspend or terminate this Plan, this Plan will be suspended or terminated automatically.

11. Interpretation

11.1 In the Rules of the Plan unless the context otherwise indicates:

"Administrators" means the administrators of the Plan being the directors of AHL in relation to Shares, the directors of the responsible entities of APT, APT4 and APT5 in relation to Units;

"AHL" means Australand Holdings Limited ABN 12 008 443 696;

"AIL" means Australand Investments Limited ABN 12 086 673 092;

"APL" means Australand Property Limited ABN 90 105 462 137;

"Application" means a form of application approved by the Administrators from time to time;

"APT" means Australand Property Trust ARSN 106 680 424;

"APT Unit" means an ordinary unit in APT;

"APT4" means Australand Property Trust No. 4 ARSN 108 254 413;

"APT4 Unit" means an ordinary unit in APT4;

"APT5" means Australand Property Trust No. 5 ARSN 108 254 771;

"APT5 Unit" means an ordinary unit in APT5;

"ASX" means the Australian Stock Exchange Limited or its successors;

"Australand" means AHL, APT, APT4 and APT5;

"Australand Distribution Reinvestment Plan" and "Plan" means this plan which has been agreed and implemented by AHL and APL as the responsible entity of APT and AIL as the responsible entity of APT4 and APT5, as a Stapled Security reinvestment plan to permit dividends on Shares and distributions on Units to be reinvested

in Stapled Securities, subject to the Rules of the Plan;

"Constitutions" means the constitutions of AHL, APT, APT4 and APT5;

"Distribution" means a dividend in respect of a Share and a distribution in respect of any Unit;

"Notice of Variation" means a form of notice approved by the Administrators from time to time by which a Participant may vary or cancel participation in the Plan;

"Participant" means an eligible Security Holder with Participating Stapled Securities ;

"Participating Stapled Security" means a Stapled Security participating in the Plan;

"Registry" means the security registrar for Australand;

"Rules of the Plan" means the rules outlined in this document;

"Security Holder" means the registered holder of a Stapled Security;

"Share" means an AHL ordinary share;

"Stapled Security" means a Share, an APT Unit, an APT4 Unit and an APT5 Unit which are stapled together;

"Stapling" means where each Share is stapled to an APT Unit, an APT4 Unit and an APT5 Unit to form a Stapled Security, as a consequence of being quoted together on an official stock exchange so that one security may not be dealt with without the other being dealt with in an identical manner and at the same time and with such restriction on dealing being denoted on the register of each security; and

"Unit" means an APT Unit, an APT4 Unit or an APT5 Unit.

82 - 4507

AUSTRALAND

Registered Office
Australand Holdings Limited
Australand Property Limited
Australand Investments Limited
Level 3, 1C Homebush Bay Drive
Rhodes NSW 2138
T +61 2 9767 2000
F +61 2 9767 2900
www.australand.com.au

Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
T 1300 855 080 (within Australia)
+61 3 9615 5970 (outside Australia)
F +61 2 8234 5050
www.computershare.com

97CO12154

CapitaLand

30 November 2005
For Immediate Release

CapitaRetail Japan Fund acquires fourth mall in Hokkaido, Japan for approximately JPY5.3 billion (S$79 million)

Asset portfolio growth gains momentum to total JPY39.1 billion (S$583 million)

Singapore, 30 November 2005 – The CapitaRetail Japan Fund (the "CRJ Fund"), a private retail property fund sponsored by CapitaLand, has acquired Ito-Yokado Chitose, the second largest shopping mall in Chitose City, Hokkaido, Japan for approximately JPY5.3 billion (S$79 million). The mall was acquired from Central Leasing System K.K., a Japanese real estate developer. This is the fourth acquisition by the CRJ Fund after its landmark purchase last month of ViVit SQUARE in Greater Tokyo. With this acquisition, the asset size of the CRJ Fund has grown to JPY39.1 billion (S$583 million).

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "The acquisition of Ito-Yokado Chitose, soon after the acquisition of ViVit SQUARE, clearly demonstrates our commitment to grow the asset size of the CRJ Fund quickly. We have the capacity to grow the fund's portfolio size to approximately JPY150 billion (about S$2.2 billion) within the next three years. CapitaLand is leveraging on its established retail cum asset management capabilities to expand its footprint in Japan. We are committed to being a long term player in the retail property market."

Completed in September 2000, Ito-Yokado Chitose is located in Chitose City which has an immediate population catchment of 90,000. Chitose is a satellite residential city of Sapporo, the largest city in Hokkaido with a population of over 1.8 million. The mall is in close proximity to Green New Town, a planned residential development with 1,500 units, which is expected to be completed in 2007. In addition, the mall is strategically located about 300 metres from the JR Osatsu Station, the second train station from Shin-Chitose Airport. It is also approximately 40 minutes by train from JR Sapporo Station, the main intercity rail terminal in Hokkaido.

Ito-Yokado Chitose is a prime freehold mall with a gross floor area of over 277,000 square feet. The two-storey mall has a large car parking capacity which can accommodate more than 1,100 cars. The mall is master leased to Ito-Yokado, which is the second largest retail group in Japan. Ito-Yokado is also listed on the stock exchange of Japan with a credit rating of AA- by the Rating and Investment Information, INC. The master lease is on a 20-year term with effect from 1 November 2000.

CapitaRetail Japan Fund

The CRJ Fund's mandate is to invest in Japanese retail assets which have a secured and steady income stream, and a potential for asset enhancement. The CRJ Fund closed with a fund size of JPY44.1 billion (S$658 million) earlier in April this year. With debt financing, its asset size could potentially grow to JPY147 billion (S$2.2 billion) within the next three years. Currently, it owns three malls in Japan, namely, La Park Mizue in Tokyo, Izumiya Hirakata in Osaka and ViVit SQUARE in Greater Tokyo with a combined asset size of JPY33.8 billion (S$504 million). With the acquisition of Ito-Yokado Chitose, the CRJ Fund's asset size will grow to JPY39.1 billion (S$583 million).

The CRJ Fund comprises investments from European pension funds (47%), insurance companies and large corporations from Asia (30%), and CapitaLand (23%). Its annual distribution yield and total return are expected to be between 7% to 10% and 10% to 13% respectively. The fund manager and retail manager for the CRJ Fund are CapitaLand's wholly-owned subsidiaries, CapitaLand Financial Limited and CapitaLand Retail Limited respectively.

Assets under Management

CapitaLand has been actively growing its property fund management business in the last few years. The Group aims to further increase its assets under management to S$13 billion in the next three years, up from the S$6.85 billion as at 30 September 2005. To date, the Group has two REITs in Singapore, CapitaMall Trust, the first listed REIT in Singapore, and CapitaCommercial Trust, the first commercial property REIT in Singapore. CapitaLand also has a total of eight private equity funds, namely, Eureka Office Fund, IP Property Fund, CapitaRetail Singapore, CapitaLand China Residential Fund, CapitaRetail Japan Fund, Mezzo Capital, Arc-CapitaLand Residences Japan and CapitaLand China Development Fund. In Hong Kong, CapitaLand is the strategic partner of The Link REIT, Hong Kong's first REIT. With its established track record, the Group

sees further opportunities to expand its property funds and REITs in the retail, residential and office sectors in Singapore, Malaysia, Thailand, Hong Kong, China and Japan.

About CapitaLand Group (www.capitaland.com.sg)
CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia, Europe and the Gulf region.

The company's property and hospitality portfolio spans 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
30 November 2005

For media enquiries, please contact:
Julie Ong
DID: +65 68233541
Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Harold Woo
DID: +65 68233210
Email: harold.woo@capitaland.com.sg